SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO-T
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 1)
Semele Group, Inc.
(Name of Subject Company (issuer))

Gary D. Engle (Offeror and Affiliate of Issuer)
James A. Coyne (Offeror and Affiliate of Issuer)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.10 par value per share
(Title of Class of Securities)

8166 18 300
(CUSIP Number of Class of Securities)

James A. Coyne
200 Nyala Farms
Westport, CT 06880
(203) 301-0555
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copy to:
Richard F. Langan, Jr., Esq.
Nixon Peabody LLP
437 Madison Avenue
New York, New York 10022
(212) 940-3000

                                                                       Transaction Valuation*                              Amount of Filing Fee**
$1,971,200	$394.24

*Estimated for purposes of calculating the amount of the filing fee only. Calculated as $1.40, the per share offer price of the Company’s common stock time 1,408,000, the number of outstanding shares of the Company’s common stock as of July, 26, 2004 on a fully diluted basis.

**Calculated as 1/50 of 1% of the transaction value. Of the filing fee, $394.24 was previously paid.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $58.40
Form or Registration No.: Definitive Proxy Statement
Filing Party: Semele Group, Inc.
Date Filed: June 4, 2004

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

This Tender Offer Statement on Schedule TO-T, Amendment No. 1 (the “Schedule TO”) is filed by Messrs. Gary D. Engle and James A. Coyne. The Schedule TO relates to the offer by Messrs. Engle and Coyne to purchase all outstanding shares of common stock (not held by Messrs. Engle and Coyne), $0.10 par value, of Semele Group, Inc., at $1.40 per share and subject to the conditions set forth in the Amended Offer to Purchase (the “Offer to Purchase”) and the related Letter of Transmittal. A copy of the Offer to Purchase is attached as Exhibit (a)(1)(i).

Except as otherwise set forth below, the information set forth in the Offer to Purchase, including the appendix thereto, is hereby expressly incorporated by reference in response to all items of this Schedule TO.

ITEM 1. SUMMARY TERM SHEET

Reference is made to the information set forth in the Offer to Purchase under the heading “Summary Term Sheet,” which hereby is incorporated by reference.

ITEM 2. SUBJECT COMPANY INFORMATION

(a)   Name and Address. The name of the subject company is Semele Group, Inc. (the “Company”), a Delaware corporation. The Company’s principal office is located at 200 Nyala Farms, Westport, Connecticut 06880, (203) 341-0555.

(b)   Securities. The class of securities to which this statement relates is the common stock, par value, $0.10 per share, of the Company. As of July 26, 2004, there were 5,000,000 shares of common stock authorized. The number of shares of common stock outstanding is approximately 1,408,000.

(c)   Trading Market and Price. Reference is made to the information set forth in Article V of the Offer to Purchase, “PRICE RANGE OF COMPANY COMMON STOCK,” which hereby is incorporated by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSONAL

(a)   Name and Address. Messrs. Gary D. Engle and James A. Coyne are the filing persons. Reference is made to the information set forth in Article VII of the Offer to Purchase, “INFORMATION REGARDING THE OFFERORS,” which hereby is incorporated by reference.

(b)    Business and Background of Entities. Not applicable.

(c)   Business and Background of Natural Persons. Reference is made to the information set forth in Article VII of the Offer to Purchase, “INFORMATION REGARDING THE OFFERORS,” which hereby is incorporated by reference.

ITEM 4. TERMS OF THE TRANSACTION

Except as set forth below, reference is made to the entire Offer to Purchase, which is hereby incorporated by reference.

(a)(1)(ix) Material Terms. Tender Offers. Not applicable.

(a)(1)(x) Material Terms. Tender Offers. Not applicable.

(a)(1)(xi) Material Terms. Tender Offers. Not applicable.

(a)(2) Material Terms. Mergers or Similar Transactions. Not applicable.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a)   Transactions. Reference is made to the information set forth in Article IX of the Offer to Purchase, “PAST TRANSACTIONS,” which hereby is incorporated by reference.

(b)   Significant Corporate Events. Reference is made to the information set forth in the Offer to Purchase under the heading “SPECIAL FACTORS – Background, Purpose and Reason for this Offer to Purchase; Effects of this Offer to Purchase,” which hereby is incorporated by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OF PROPOSAL

(a)   Purposes. Reference is made to the information set forth in the Offer to Purchase under the heading “SPECIAL FACTORS – Background, Purpose and Reason for this Offer to Purchase; Effects of this Offer to Purchase,” which hereby is incorporated by reference.

(c)   Plans. Not applicable.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

(a)   Source of Funds. Reference is made to the information set forth in Article VIII of the Offer to Purchase, “FINANCING OF THIS OFFER TO PURCHASE,” which hereby is incorporated by reference.

(b)   Conditions. Reference is made to the information set forth in Article X of the Offer to Purchase, “CONDITIONS OF THIS OFFER,” which hereby is incorporated by reference.

(d)    Borrowed Funds. Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a)   Securities Ownership. Reference is made to the information set forth in Article VII of the Offer to Purchase, “INFORMATION REGARDING THE OFFERORS,” which hereby is incorporated by reference.

(b)   Securities Transactions. Reference is made to the information set forth in the Offer to Purchase under the headings “SUMMARY TERM SHEET” and “SPECIAL FACTORS – Background, Purpose and Reason for this Offer to Purchase; Effects of this Offer to Purchase,” which hereby is incorporated by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a)   Solicitations or Recommendations. Not applicable.

ITEM 10. FINANCIAL STATEMENTS

(a)   Financial Information. Not applicable.

(b)   Pro Forma Information. Not applicable.

ITEM 11. ADDITIONAL INFORMATION

(a)   Agreements, Regulatory Requirements and Legal Proceedings. Reference is made to the information set forth in Article XII of the Offer to Purchase, “CERTAIN LEGAL MATTERS AND REGULATORY APPROVAL,” which hereby is incorporated by reference.

(b)   Other Material Information. Not applicable.

ITEM 12. EXHIBITS

Exhibit
Number   Description

(a)(1)(i)    Amended Offer to Purchase dated August 24, 2004, filed herewith.

(a)(1)(ii)   Offer to Purchase dated July 29, 2004, filed electronically by EDGAR with the Securities and Exchange Commission on August 3, 2004.

(a)(1)(iii)   Letter of Transmittal, filed electronically by EDGAR with the Securities and Exchange Commission on August 3, 2004.

(a)(1)(iv)   Form of Notice of Guaranteed Delivery, filed electronically by EDGAR with the Securities and Exchange Commission on August 3, 2004.

(a)(1)(v)   Form of Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees, filed electronically by EDGAR with the Securities and Exchange Commission on August 3, 2004.

(a)(1)(vi)   Form of Letter from Brokers, Dealers, Banks, Trust Companies and Nominees to Clients,  filed electronically by EDGAR with the Securities and Exchange Commission on August 3, 2004.

(a)(1)(vii)   Form of Guidelines for Certificate of Taxpayer Identification number on Substitute Form W-9, filed electronically by EDGAR with the Securities and Exchange Commission on  August 3, 2004.

(a)(1)(viii)   Form of Summary Advertisement Published in the New York Times on June 29, 2004,  filed herewith.

(a)(1)(ix)   Letter to Shareholders regarding the Offer to Purchase, filed electronically by EDGAR with the Securities and Exchange Commission on August 3, 2004.

(a)(2)      Not applicable.

(a)(3)(i)     Definitive Proxy Statement on Schedule 14A, dated June 4, 2004, filed electronically by EDGAR with the Securities and Exchange Commission on June 4, 2004.

(a)(3)(ii)   Schedule 13E-3, dated June 4, 2004, filed electronically by EDGAR with the Securities and Exchange Commission on June 4, 2004.

(a)(3)(iii)   Schedule 13E-3, dated August 24, 2004, filed electronically by EDGAR with the  Securities and Exchange Commission on the date hereof

(a)(3)(iv)   Form 15, dated July 9, 2004, filed electronically by EDGAR with the Securities and Exchange Commission on July 9, 2004.

(a)(4)      Not applicable.

(a)(5)      Not applicable.

(b)       Not applicable.

(d)        Agreement, dated January 14, 2004, by and among, the Company and Messrs. Gary D. Engle and James A. Coyne, filed herewith as Exhibit A to the Offer to Purchase.

(g)       Not applicable.

(h)       Not applicable.

SIGNATURE

After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:   August 24, 2004

                       /s/ James A. Coyne
                       James A. Coyne, individually

                       /s/ Gary D. Engle
                       Gary D. Engle, individually

Exhibit (a)(1)(i)

AMENDED OFFER TO PURCHASE FOR CASH

ANY AND ALL OUTSTANDING SHARES OF COMMON STOCK

OF

SEMELE GROUP, INC.

AT $1.40 PER SHARE OF COMMON STOCK

BY

GARY D. ENGLE

AND

JAMES A. COYNE

THIS OFFER TO PURCHASE AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, SEPTEMBER 28, 2004, UNLESS THIS OFFER IS EXTENDED AT THE DISCRETION OF MESSRS. GARY D. ENGLE AND JAMES A. COYNE.

THIS OFFER TO PURCHASE, AS AMENDED, INCORPORATES ADDITIONAL INFORMATION THAT WAS NOT PREVIOUSLY INCLUDED IN THE OFFER TO PURCHASE MAILED TO SECURITY HOLDERS ON JULY 30, 2004.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE PROPOSED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS OFFER TO PURCHASE OR RELATED SCHEDULE TO-T AND SCHEDULE 13E-3, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.
THIS OFFER TO PURCHASE ANY AND ALL OUTSTANDING SHARES OF COMMON STOCK OF SEMELE GROUP, INC. IS BEING MADE PURSUANT TO THE TERMS OF AN AGREEMENT, DATED AS OF JANUARY 14, 2004, AMONG SEMELE GROUP, INC. AND MESSRS. GARY D. ENGLE AND JAMES A. COYNE. THIS OFFER TO PURCHASE MAY BE TERMINATED UPON THE OCCURRENCE OF ANY OF THE FOLLOWING EVENTS (AMONG OTHERS), PROVIDED THAT ANY ACTION ATTRIBUTED TO THE COMPANY MAY ONLY BE AN ACTION TAKEN AT THE DIRECTION OF SENIOR MANAGEMENT OTHER THAN MESSRS. ENGLE AND COYNE: (I) ANY INSTITUTED OR PENDING ACTION OR PROCEEDING BEFORE ANY DOMESTIC COURT, GOVERNMENT OR GOVERNMENTAL ENTITY, OTHER THAN BY THE COMPANY, A SHAREHOLDER OF THE COMPANY OR ANY PERSON AFFILIATED WITH THE COMPANY, (A) CHALLENGING OR SEEKING TO MAKE ILLEGAL, TO DELAY MATERIALLY OR OTHERWISE TO RESTRAIN OR PROHIBIT THE MAKING OF THIS OFFER TO PURCHASE, THE ACCEPTANCE FOR PAYMENT OF OR PAYMENT FOR SOME OF OR ALL THE SHARES BY US OR THE CONSUMMATION OF THE REVERSE STOCK SPLIT, (B) SEEKING TO PROHIBIT OR IMPOSE MATERIAL LIMITATIONS ON OUR ABILITY TO EFFECTIVELY EXERCISE FULL RIGHTS OF OWNERSHIP OF OUR SHARES OF COMMON STOCK OF THE COMPANY OR SEEKING TO PROHIBIT US FROM EFFECTIVELY CONTROLLING IN ANY MATERIAL RESPECT THE BUSINESS AND OPERATIONS OF THE COMPANY, (C) SEEKING TO REQUIRE DIVESTITURE OF ANY OF OUR SHARES OF COMMON STOCK OF THE COMPANY OR SEEKING TO OBTAIN FROM THE COMPANY OR US, BY REASON OF ANY OF THE TRANSACTIONS CONTEMPLATED BY THE AGREEMENT ANY DAMAGES THAT ARE MATERIAL TO US OR THE COMPANY, OR (D) THAT OTHERWISE, IN OUR REASONABLE JUDGMENT, IS LIKELY TO MATERIALLY ADVERSELY AFFECT US OR THE COMPANY, PROVIDED THAT, IN ANY SUCH CASE, WE SHALL HAVE USED OUR COMMERCIALLY REASONABLE EFFORTS TO DEFEAT OR HAVE VACATED SUCH ACTION OR PROCEEDING AND SHALL HAVE FAILED TO DO SO; (II) ANY ACTION TAKEN, OR ANY STATUTE, RULE OR REGULATION ENACTED, ENFORCED, PROMULGATED, ISSUED OR DEEMED APPLICABLE TO US, THE COMPANY, THIS OFFER TO PURCHASE OR THE REVERSE STOCK SPLIT, BY ANY GOVERNMENT OR GOVERNMENTAL ENTITY; (III) THE COMPANY SHALL HAVE BREACHED OR FAILED TO PERFORM IN ANY MATERIAL RESPECT ANY OF ITS COVENANTS OR AGREEMENTS UNDER THE AGREEMENT WITH THE COMPANY, OR ANY OF THE REPRESENTATIONS AND WARRANTIES OF THE COMPANY SET FORTH IN THE AGREEMENT SHALL NOT BE TRUE AND CORRECT; OR (IV) A TENDER OFFER OR EXCHANGE OFFER FOR MORE THAN 50% OF THE ISSUED AND OUTSTANDING SHARES OF THE COMMON STOCK OF THE COMPANY SHALL HAVE BEEN MADE OR PUBLICLY PROPOSED BY A THIRD PARTY FOR A PRICE IN EXCESS OF $1.40. THIS OFFER TO PURCHASE IS ALSO SUBJECT TO OTHER CONDITIONS CONTAINED IN THIS OFFER TO PURCHASE. SEE ARTICLE X HEREIN, WHICH SETS FORTH IN FULL THE CONDITIONS TO THIS OFFER.

IMPORTANT

Any shareholder desiring to tender all or any portion of such shareholder’s Company Common Stock should either (i) complete and sign the accompanying Letter of Transmittal (or manually signed facsimile thereof) in accordance with the instructions thereto (including any required signature guarantees) and mail or deliver it together with the certificates evidencing tendered Company Common Stock, and any other required documents, to Mr. Coyne; (ii) follow the procedure for book-entry transfer described in Article III; or (iii) request such shareholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such shareholder. Any shareholder whose Company Common Stock is registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such shareholder desires to tender such Company Common Stock.

Any shareholder who desires to tender his, her or its shares of Company Common Stock and whose certificates for such shares are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, may tender such shares by following the procedure for guaranteed delivery set forth in Article III.

Questions or requests for assistance may be directed to The Altman Group, Inc., as Information Agent for this Offer, at 1275 Valley Brook Avenue, Lyndhurst, New Jersey 07071, (866) 467-7699. Additional copies of this Offer to Purchase, Letter of Transmittal and related documents may be obtained from the Information Agent.

TABLE OF CONTENTS

	SUMMARY TERM SHEET	1

	SPECIAL FACTORS	4

	Background, Purpose and Reason for this Offer to Purchase, Effects of this Offer to Purchase	4

	Potential Disadvantages; Effects of this Offer to Purchase	5

	Alternatives Considered by the Special Committee and Messrs. Engle and Coyne	6

	Federal Income Tax Consequences	7

	Fairness of this Offer to Purchase	9

	Opinion of Special Committee's Financial Advisor	10

	THE OFFER	25

I.	TERMS OF THIS OFFER	25

II.	ACCEPTANCE FOR PAYMENT AND PAYMENT FOR COMPANY COMMON STOCK	25

III.	PROCEDURES FOR ACCEPTING THIS OFFER AND TENDERING COMPANY COMMON STOCK.	26

IV.	WITHDRAWAL RIGHTS.	28

V.	PRICE RANGE OF COMPANY COMMON STOCK	29

VI.	INFORMATION ABOUT THE COMPANY	30

VII.	INFORMATION REGARDING THE OFFERORS	30

VIII.	FINANCING OF THIS OFFER TO PURCHASE	32

IX.	PAST TRANSACTIONS	32

X.	CONDITIONS OF THIS OFFER	33

XI.	FINANCIAL INFORMATION AND INCORPORATION BY REFERENCE	34

XII.	CERTAIN LEGAL MATTERS AND REGULATORY APPROVAL	34

XIII.	FEES AND EXPENSES	37

XIV.	MISCELLANEOUS	37

	APPENDIX A

	APPENDIX B

SUMMARY TERM SHEET
This summary term sheet highlights some of the questions that you, as a shareholder of Semele Group, Inc. may have and our answers to those questions. To better understand this Offer to Purchase and for a complete description of the terms of this Offer to Purchase, you should read this entire Offer to Purchase and the accompanying Letter of Transmittal carefully. Questions or requests for assistance may be directed to The Altman Group, Inc., as Information Agent for this Offer, at 1275 Valley Brook Avenue, Lyndhurst, New Jersey 07071, (866) 467-7699.

WHY WAS THE OFFER TO PURCHASE AMENDED?

•This Amended Offer to Purchase includes additional information that was not previously included in the Offer to Purchase mailed to security holders on July 30, 2004.

WHO IS OFFERING TO BUY MY SECURITIES?

•Mr. Gary D. Engle, the Company's Chief Executive Officer and Chairman of the Board, and Mr. James A. Coyne, the Company's President and Chief Operating Officer, are offering to purchase the remaining outstanding shares of common stock of the Company not owned by Messrs. Engle and Coyne at a purchase price of $1.40 per share in cash and without interest.

IS THIS OFFERING RELATED TO THE STOCK SPLIT?

•Yes, as you may be aware, on June 29, 2004, the requisite number of shareholders of the Company voted to amend the Company’s Certificate of Incorporation, as amended, to effect a 1-for-4,001 reverse stock split followed immediately by a 4,001-for-1 forward stock split of the Company’s outstanding common stock. On July 8, 2004, the Company filed the necessary amendments to its Certificate of Incorporation with the Secretary of State of the State of Delaware to effect the split. On July 9, 2004, the Company filed for termination of registration of Company Common Stock under the Securities and Exchange Act of 1934, as amended. As a result of the reverse split each share of the Company's Common Stock held by an unaffiliated shareholder owning 4,000 or less shares immediately before the effective time of the reverse split was converted into the right to receive from the Company $1.40 in cash, without interest. Shareholders owning 4,001 or more shares prior to the reverse split own the same number of shares of Company Common Stock after completion of the split. As described in the proxy statement, it was contemplated that this Offer to Purchase would occur after the consummation of the reverse split. The reverse split and this Offer to Purchase are a series of transactions that will have the combined effect of taking the Company private.

•Now that the stock split is complete, this Offer to Purchase provides liquidity to the remaining shareholders of the Company. Pursuant to the terms and conditions of this Offer to Purchase, each shareholder may tender his, her or its Company Common Stock for the purchase price of $1.40 per share, in cash and without interest. As a result, the shareholder who tenders his, her or its shares of Company Common Stock will receive the same $1.40 purchase price that was provided to unaffiliated shareholders who owned 4,000 or less shares of Company Common Stock as a result of the stock split.

WHAT ARE THE MOST SIGNIFICANT CONDITIONS OF THIS OFFER?

•We may terminate this Offer to Purchase upon the occurrence of any of the following events (among others), provided that any action attributed to the Company may only be an action taken at the direction of senior management other than Messrs. Engle and Coyne:

▪Any instituted or pending action or proceeding before any domestic court, government or governmental entity, other than by the Company, a shareholder of the Company or any person affiliated with the Company, (i) challenging or seeking to make illegal, to delay materially or otherwise to restrain or prohibit the making of this Offer to Purchase, the acceptance for payment of or payment for some of or all the shares by us or the consummation of the reverse stock split, (ii) seeking to prohibit or impose material limitations on our ability to effectively exercise full rights of ownership of our shares of common stock of the Company or seeking to prohibit us from effectively controlling in any material respect the business and operations of the Company, (iii) seeking to require divestiture of any of our shares of common stock of the Company or seeking to obtain from the Company or us, by reason of any of the transactions contemplated by our agreement with the Company, dated as of January 14, 2004, any damages that are material to us or the Company, or (iv) that otherwise, in our reasonable judgment, is likely to materially adversely affect us or the Company, provided that, in any such case, we shall have used our commercially reasonable efforts to defeat or have vacated such action or proceeding and shall have failed to do so.

▪Any action taken, or any statute, rule, or regulation enacted, enforced, promulgated, issued or deemed applicable to us, the Company, this Offer to Purchase or the reverse stock split, by any government or governmental entity.

▪The Company shall have breached or failed to perform in any material respect any of its covenants or agreements under the agreement with the Company, or any of the representations and warranties of the Company set forth in such agreement shall not be true and correct.

▪A tender offer or exchange offer for more than 50% of the issued and outstanding shares of the common stock of the Company shall have been made or publicly proposed by a third party for a price in excess of $1.40.

•This Offer is also subject to other termination conditions contained in this Offer to Purchase. See Article X, which sets forth in full the termination conditions of this Offer.

DO YOU HAVE FINANCIAL RESOURCES TO MAKE PAYMENT?

•We have sufficient funds available to purchase all of the outstanding shares of common stock of the Company that we do not already own. Our obligation to purchase the shares is not conditioned upon our receipt of financing.

HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER IN THIS OFFER?

•You will have at least until 12:00 Midnight, New York City Time, on Tuesday, September 28, 2004, to tender your shares in this Offer to Purchase.

CAN THE OFFER BE EXTENDED?

•We may extend this Offer at our discretion.

HOW DO I TENDER?

•To tender your shares in this Offer to Purchase, you must complete and sign the accompanying Letter of Transmittal (or a manually signed facsimile of the Letter of Transmittal) in accordance with the instructions thereto and mail or deliver it together with your share certificates, and any other required documents, prior to the expiration of the Offer, to Mr. Coyne c/o Semele Group, Inc. at the address listed in the Letter of Transmittal. If your broker holds your shares of Company Common Stock for you in “street name” then you must instruct your broker to tender your shares on your behalf. If you cannot comply with these procedures, you still may be able to tender your shares by using the guaranteed delivery procedures described in Article III herein.

UNTIL WHAT TIME CAN I WITHDRAW PREVIOUSLY TENDERED SHARES?

•You may withdraw previously tendered shares any time prior to the expiration of this Offer to Purchase (or such later date as may apply if we extend this Offer). See Article IV herein.

HOW DO I WITHDRAW PREVIOUSLY TENDERED SHARES?

•To withdraw previously tendered shares, you must deliver a written or facsimile notice of withdrawal with the required information to the Company while you still have the right to withdraw. If you tendered shares by giving instructions to a broker or bank, you must instruct the broker or bank to arrange the withdrawal of your shares. See Article IV herein.

WHAT DOES THE BOARD OF DIRECTORS OF SEMELE GROUP, INC. THINK OF THIS OFFER?

•The special committee of the Company’s Board of Directors authorized and approved the agreement among the Company and Messrs. Engle and Coyne that provides the framework of the stock split and this Offer to Purchase, which will have the combined effect of taking the Company private. This agreement is attached to this Offer to Purchase as Appendix A.

WHAT ARE THE FEDERAL INCOME TAX CONSEQUENCES OF TENDERING SHARES?

•Based upon existing federal income tax law, if you receive cash in exchange for your shares of common stock as a result of this Offer to Purchase, you will recognize a capital gain or loss in an amount equal to the difference between the amount of cash you receive and your adjusted basis in the surrendered shares. The treatment of the gain or loss as short-term or long-term capital gain or loss depends on the period you held your shares of Company Common Stock. WE RECOMMEND THAT SHAREHOLDERS CONSULT THEIR OWN TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL AND FOREIGN TAX EFFECTS OF THE SPLIT IN LIGHT OF THEIR INDIVIDUAL CIRCUMSTANCES. See this Offer to Purchase, under the heading “SPECIAL FACTORS – Federal Income Tax Consequences.”

IF I DECIDE NOT TO TENDER, HOW WILL THIS OFFER AFFECT MY SHARES?

•If you decide not to tender your Company Common Stock, you will remain a shareholder of the Company.

WITH WHOM MAY I TALK TO IF I HAVE QUESTIONS ABOUT THIS OFFER?

•If you have any questions about this Offer, please contact our Information Agent, The Altman Group, Inc., 1275 Valley Brook Avenue, Lyndhurst, NJ 07071, (866) 467-7699.

SPECIAL FACTORS

Background, Purpose and Reason for this Offer to Purchase; Effects of this Offer to Purchase

On May 5, 2003, we submitted a proposal to the Company, to acquire substantially all of the Company’s outstanding shares of common stock not already owned by us for $1.20 per share. The Company has not received any additional offers to purchase its assets, business, or shares since our initial offer. The Company’s board of directors formed a special committee consisting of its independent directors and it granted the special committee the authority to evaluate and negotiate our proposal on behalf of the entire board. Following negotiations with the special committee, we agreed to increase the purchase price to $1.40 per share, provided that the Company first split the stock to reduce the number of holders that we would have to contact regarding this Offer to Purchase and ensuring that the Company would not be subject to the reporting obligations imposed by the Securities and Exchange Act of 1934, as amended, regardless of the outcome of this Offer to Purchase.

On January 14, 2004, we entered into an agreement with the Company that contemplated the stock split and this Offer to Purchase, which would have the combined effect of taking the Company private.

On June 29, 2004, the requisite number of shareholders of the Company voted to amend the Company’s Certificate of Incorporation, as amended, to effect a 1-for-4,001 reverse stock split followed immediately by a 4,001-for-1 forward stock split of the Company’s outstanding common stock. On July 8, 2004, the Company filed the necessary amendments to its Certificate of Incorporation with the Secretary of State of the State of Delaware to effect the split. On July 9, 2004, the Company filed for termination of registration of Company Common Stock under the Securities and Exchange Act of 1934, as amended. As a result of the reverse split, each share of the Company's Common Stock held by a shareholder owning 4,000 or less shares immediately before the effective time of the reverse split was converted into the right to receive from the Company $1.40 in cash, without interest. The remaining shareholders owning 4,001 or more shares prior to the reverse split own the same number of shares of Company Common Stock after completion of the split.

Following the completion of the stock split and the Company’s July 9, 2004 filing with the U.S. Securities and Exchange Commission to terminate the registration of the Company Common Stock, Messrs. Walter E. Auch, Sr., Joseph W. Barlett and Robert M. Ungerleider resigned as directors of the Company. The Company entered into an indemnification agreement with each resigning director and agreed in writing to maintain liability insurance in each resigning director’s name for five years.

This Offer to Purchase is the last transaction in a series of transactions that will have the effect of taking the Company private through the termination of the registration of the Company Common Stock under the Securities and Exchange Act of 1934, as amended. The overall purpose and reason for the going private transaction is to avoid the expenses associated with being registered under the Securities and Exchange Act of 1934, as amended. Further, we are willing to extend approximately $16.6 million of indebtedness the Company owes us or our affiliates if the going private transaction is consummated.

We believe, as did the special committee at the time of the reverse split, that the shareholders of the Company do not derive any benefit from continued registration under the Securities and Exchange Act of 1934, as amended. Since shareholders are not realizing many of the principal benefits of public ownership, the special committee determined prior to the reverse split that increasing costs of public reporting were not warranted as the Company’s status as a public company places significant financial burdens on the Company.

As a result of terminating its public company status, the Company will avoid the expenses associated with being registered under the Securities and Exchange Act of 1934, as amended. The reverse stock split approved by the shareholders of the Company on June 29, 2004, only involved the purchase of the shares of the Company Common Stock held by unaffiliated shareholders holding 4,000 or less shares of the Company Common Stock and thus shareholders holding more than 4,000 shares of the Company Common Stock did not have the opportunity to have their shares redeemed by the Company. As a result, the purpose of this Offer to Purchase is to offer all remaining shareholders the opportunity to liquidate their shares of Company Common Stock for the same $1.40 purchase price that was provided to unaffiliated shareholders who owned 4,000 or less shares of Company Common Stock pursuant to the stock split.

As a result of the series of transactions that will have the combined effect of taking the Company private, the Company will no longer be a registered public company and as such, it will no longer be subject to the informational filing requirements of the Securities and Exchange Act of 1934. You may review any of the Company’s prior reporting at the public reference facilities maintained by the U.S. Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of such materials by mail, upon payment of the customary fees, by telephone at 1-800-SEC-0330, or electronically at http://www.sec.gov, which contains reports and other information regarding issuers that file electronically with the U.S. Securities and Exchange Commission.

Our interest in the Company’s book value and net income prior to the tendering of any shares of Company Common Stock is 85.4% and, assuming all unaffiliated shareholders tender prior to the expiration of this Offer to Purchase, our interest will be 100% of the Company’s book value and net income. The following chart displays our interest in dollar amounts in the Company’s book value and net income prior to this Offer to Purchase and the effect of all unaffiliated shareholder’s tendering their shares of Company Common Stock prior to the expiration of this Offer to Purchase.
	Before this Offer to Purchase	Upon the Expiration of the Offer to Purchase
Shareholders’ Deficit at June 30, 2004	$(8,199,240)	$(9,534,00)

Net Income as of and for the six months ended June 30, 2004	$497,080	$ 578,000

Potential Disadvantages; Effects of this Offer to Purchase

While we believe tendering your shares of Company Common Stock will result in the benefits described above and elsewhere, the following disadvantages should also be noted:

Federal Income Tax Consequences. Shareholders who receive cash because they choose to tender their shares of Company Common Stock pursuant to this Offer to Purchase will be subject to federal income taxes and possibly state and other taxes, as if they had sold their shares. As a result, such tendering shareholders who receive cash may be required to pay (or may recognize a capital loss) on their respective shares of Company Common Stock. For further information, see this Offer to Purchase, under the heading “SPECIAL FACTORS – Federal Income Tax Consequences.”

Shareholder Status. Shareholders who tender their shares in accordance with this Offer to Purchase will no longer be shareholders of the Company and as a result they will lose the benefits associated with being a shareholder.

Alternatives Considered by the Special Committee and Messrs. Engle and Coyne

In evaluating the overall going private transaction, including the stock split and this Offer to Purchase, we considered, as did the special committee prior to the reverse split, the following alternatives to the stock split and this Offer to Purchase.

In evaluating the proposal, we considered the following alternatives:

Issuer Tender Offer. We considered, as did the special committee prior to the reverse split, the desirability of causing the Company to repurchase shares through a tender offer. We determined, as did the special committee prior to the reverse split, that this alternative was not desirable since this type of offer would not necessarily result in the Company becoming private since no one would be required to tender. Specifically, it was uncertain as to whether this alternative would result in shares being tendered by a sufficient number of record holders so as to permit the Company to reduce the number of shareholders below 300, and to terminate registration under the Securities and Exchange Act of 1934, as amended. In addition, we believed, as did the special committee prior to the reverse split, that the estimated transaction costs of completing a tender offer would be higher than the costs of the split, and these costs could be significant in relation to the value of the shares purchased since there could be no certainty that a significant number of shares would be tendered.
Sale of the Company’s Assets to a Third Party and Liquidate. We also considered, as did the special committee prior to the reverse split, the viability of selling the Company’s assets, making a distribution of the net proceeds to the Company’s shareholders and liquidating. We believed, as did the special committee prior to the reverse split, that doing so would not, however, produce any proceeds that could be distributed to the Company’s shareholders. Specifically, we concluded, as did the special committee prior to the reverse split, that since the Company owns partial interests in a disparate number of assets, the Company could only sell these assets at a significant discount to their value. We were also advised that the Company would also not be able to realize significant value in its tax loss carryforward due to limits imposed by the tax laws on the transfer of this type of asset. We noted, as did the special committee prior to the reverse split, that due to these limits, the only potential purchasers that would pay for the tax loss carryforward were us since we have owned shares of the Company Common Stock for the amount of time necessary to be able to utilize the tax loss carryforward. Further, we noted, as did the special committee prior to the reverse split, the substantial liability that would have to be satisfied before any monies would be available to be distributed to the Company’s shareholders. Since the time of our initial proposal, the Company has not sought nor received any offers to purchase its assets, business, or stock.

Maintaining the Status Quo. We considered, as did the special committee prior to the reverse split, whether shareholder value could be best maximized by continuing the Company’s existing business plan without altering its capital structure. We concluded, however, as did the special committee prior to the reverse split, that the Company will likely not be able to generate sufficient cash flow past January 1, 2005 to service all of its obligations or recognize any value from its tax loss carryforward. The special committee further noted prior the reverse split that the Company owes us or entities we control, approximately $16.6 million (net of a receivable due to the Company from us of $1.1 million) due on January 1, 2005 or on demand. To date, we have extended the maturity date of such indebtedness on numerous occasions, which has allowed the Company to continue to exist as a going concern. We have advised the Company that we are no longer willing to continue to extend the maturity date of such indebtedness unless the Company effects the split and becomes a "private" entity. We would expect to extend the maturity date of such indebtedness in the event that the proposed going private transaction is consummated. Further, we expect, as did the special committee prior to the reverse split, the Company to incur increasing costs of compliance under the Securities and Exchange Act of 1934, as amended, especially in relation to the Company’s overall expenses and cash flow. The Company estimates that approximately $400,000 additional annual expenses may continue to be incurred if the Company continues to be a reporting company under the Exchange Act. These expenses include audit expenses, legal fees, printing, postage and mailing expenses, transfer agent costs and other miscellaneous expenses. This estimate is based substantially on past experience, and may not necessarily be indicative of actual future expenses in view of the additional requirements of the Sarbanes-Oxley Act of 2002 and related SEC rules. We are not able to estimate at this time the costs of full compliance with all of the recently proposed and issued rules related to the Sarbanes-Oxley Act of 2002, but expect significant increases.

Thus, we determined, as did the special committee prior to the reverse split, that "going private" best maximizes shareholder value and that the split and this Offer to Purchase is the most expeditious and economical method of achieving this change in status.

Federal Income Tax Consequences

The following is a summary of all material United States federal income tax consequences of this Offer to Purchase to shareholders whose Company Common Stock is purchased pursuant to this Offer to Purchase. This information is not intended as tax advice to any person, and is not a comprehensive description of all of the tax consequences that may be relevant to shareholders of the Company. The summary is based on the provisions of the Internal Revenue Code of 1986, as amended, applicable current and proposed United States Treasury Regulations issued thereunder, judicial authority and administrative rulings and practice, all of which are subject to change, possibly with retroactive effect, at any time. The following statements and conclusions, therefore, could be altered or modified. As set forth below, we recommend you consult your own financial and/or tax advisors.

The discussion does not consider shareholders, (i) in whose hands Company Common Stock is not a capital asset, (ii) who holds Company Common Stock as part of a hedge, "straddle," constructive sale or conversion or other risk reduction arrangement, (iii) who received Company Common Stock upon conversion of securities or exercise of warrants or other rights to acquire shares or pursuant to the exercise of employee stock options or otherwise as compensation or (iv) who hold restricted Company Common Stock received as compensation or (v) who are in special tax situations (such as insurance companies, tax-exempt organizations, financial institutions, United States expatriates or non-U.S. persons).

Furthermore, the discussion does not consider any aspect of state, local or foreign taxation or estate and gift taxation.

The United States federal income tax consequences set forth below are based upon current law. The following summary does not purport to consider all aspects of United States federal income taxation that might be relevant to shareholders of the Company. Because individual circumstances may differ, we recommend each shareholder consult his, her or its own tax advisor to determine the applicability of the rules discussed below to their particular tax effects of this Offer to Purchase, including the application and effect of state, local and other tax laws.
The receipt of cash for Company Common Stock pursuant to this Offer to Purchase will be a taxable transaction for United States federal income tax purposes and also may be a taxable transaction under applicable state, local, foreign and other income tax laws. In connection with United States federal income tax purposes, a shareholder who ceases to hold, either directly, indirectly or constructively, any such shares after this Offer to Purchase, will recognize gain or loss equal to the difference between the shareholder's adjusted tax basis in the Company Common Stock sold pursuant to this Offer to Purchase and the amount of cash received therefore. Gain or loss must be determined separately for each block of Company Common Stock (i.e., Company Common Stock acquired at the same cost in a single transaction) sold pursuant to this Offer to Purchase. If the Company Common Stock exchanged constitutes capital assets in the hands of the shareholder, gain or loss will be capital gain or loss. Capital gains recognized by an individual will be subject to a maximum United States federal income tax rate of 15% if the Company Common Stock was held for more than one year on the date of sale and if held for one year or less they will be subject to tax at ordinary income tax rates. Certain limitations may apply on the deductibility of capital losses.

Payments in connection with this Offer to Purchase may be subject to "backup withholding" of U.S. federal income tax at a 28% rate. Backup withholding applies if a shareholder (a) fails to furnish his, her or its TIN, (b) furnishes an incorrect TIN, (c) fails properly to include a reportable interest or dividend payment on its United States federal income tax return or (d) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN provided is his, her or its correct number and that he, she or it is not subject to backup withholding. Backup withholding is not an additional tax but merely an advance payment, which may be refunded to the extent it results in an overpayment of tax. Certain persons are entitled to exemption from backup withholding, including corporations, financial institutions and certain foreign shareholders if such foreign shareholders submit a statement, signed under penalties of perjury, attesting to their exempt status. Certain penalties apply for failure to furnish correct information and for failure to include reportable payments in income. We recommend each shareholder consult his, hers or its own tax advisor as to their qualification for exemption from backup withholding and the procedure for obtaining such exemption.
All shareholders who are United States persons surrendering Company Common Stock pursuant to this Offer to Purchase should complete and sign the main signature form and the Substitute Form W-9 included as part of the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to us). Non-corporate foreign shareholders should complete and sign the main signature form and Form W-8BEN or other applicable Form W-8, signed under penalties of perjury, attesting to that shareholder's exempt status (such forms can be obtained from the Company), in order to avoid backup withholding.

THE INCOME TAX DISCUSSION SET FORTH ABOVE MAY NOT BE APPLICABLE TO SHAREHOLDERS IN SPECIAL SITUATIONS SUCH AS SHAREHOLDERS WHO RECEIVED THEIR COMPANY COMMON STOCK UPON THE EXERCISE OF EMPLOYEE STOCK OPTIONS OR OTHERWISE AS COMPENSATION AND SHAREHOLDERS WHO ARE NOT UNITED STATES PERSONS. WE RECOMMEND SHAREHOLDERS CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THIS OFFER TO PURCHASE INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE, LOCAL, FOREIGN OR OTHER TAX LAWS.

Fairness of this Offer to Purchase
We believe this Offer to Purchase is fair to the unaffiliated shareholders of the Company because it provides them the option to liquidate their shares for the same purchase price offered to those shareholders owning 4,000 or less shares of Company Common Stock pursuant to the terms of the reverse stock split.

Procedural Fairness

We determined that this Offer to Purchase is procedurally fair to the Company’s unaffiliated shareholders for a number of reasons. Given the relative simplicity of the proposed transaction and the fairness of the structure and process, we concurred with the special committee’s view prior to the reverse split that it was not necessary for us to retain an unaffiliated representative to act solely on behalf of the Company’s unaffiliated shareholders for purposes of negotiating this transaction. However, we note that the special committee retained Duff & Phelps to prepare an opinion as to the fairness of the reverse stock split and this Offer to Purchase to our unaffiliated shareholders. The Duff & Phelps opinion is attached to this Offer to Purchase as Appendix B. Duff & Phelps has consented to the attachment of its opinion to this Offer to Purchase. Additionally, a majority of the shares held by unaffiliated shareholders that were present and voting at the special meeting of shareholders on June 29, 2004 approved the reverse stock split that also contemplated this Offer to Purchase. Without this decision, we would have been able to effect the split based solely on the number of shares owned by us and our affiliates. We note that the approval requirement of a majority of shares held by unaffiliated shareholders present and voting at the special meeting is different than requiring the approval of a majority of all shares held by unaffiliated shareholders regardless of whether they are present and voting at the special meeting. However, based upon the past voting history of the Company’s unaffiliated shareholders, we believed that there was a possibility that a majority of the Company’s unaffiliated shareholders would fail to be present and voting at the special meeting despite receiving proper notice of the special meeting in accordance with the Company’s Bylaws and Delaware General Corporate Law. As such, we agreed that a majority of the shares held by unaffiliated shareholders present and voting at the meeting would be required to approve the split, as opposed to the typical “majority of the minority.”

The special committee, by unanimous vote on January 14, 2004, with no member dissenting or abstaining from such approval, adopted a resolution, on behalf of, and with the authority granted by, the Company’s board of directors, declaring the terms and conditions of the reverse split to be advisable, and directing that a proposed amendment to the Company’s certificate of incorporation effecting the split be submitted to the Company’s shareholders for approval. As we previously discussed, the reverse split contemplated this Offer to Purchase.
Substantive Fairness

We believe that this Offer to Purchase is fair to, and in the best interests of the Company unaffiliated shareholders from a financial point of view based on our consideration of the following factors:

Current Market Prices. The 1.40 per share cash consideration represents a 33% premium over the closing price of the Company Common Stock on April 30, 2004, which was $1.05 and an 11% premium over the closing price of the Company Common Stock on July 12, 2004, which was $1.26 per share.

Net Book Value. The fact that the Company’s net book value as of March 31, 2004, as evidenced by its stockholder equity on the date thereof, was approximately ($9,514,000), implies that any amount that we pay in exchange for shares being cashed out as part of the split would be fair relative thereto.

Going Concern, Liquidation Analysis and Duff and Phelps Opinion. We believe that (1) the $1.40 per share cash consideration is not less than the fair value of the Company Common Stock, and (2) the $1.40 per share cash consideration is not less than the estimated liquidation value per share of the Company Common Stock. These beliefs were confirmed by a review of the fairness opinion issued by Duff & Phelps to the special committee.

Sale of all of our Assets. We view a sale of substantially all of the Company’s assets would likely result in an ultimate distribution to the shareholders of less than $1.40 per share.

Historical Market Prices. The $1.40 per share cash consideration represents a 54% premium over the $0.91 per share closing price for the Company Common Stock on May 2, 2003, the last day of trading prior to the Company announcing that it had received the proposal from us to acquire all of its outstanding shares, a 13% premium over the $1.24 average trading price for the 12-month period prior to announcing that the Company had received the proposal from us, a 54% premium over the 1-week average trading price for the Company Common Stock for the 1-week period prior to announcing that it had received the proposal from us, and a 51% premium over the 1-month average trading price for the Company Common Stock for the 1-month period prior to announcing that it had received the proposal from us.

Purchase Prices. On August 29, 2003, GDE Investment Corporation, an entity controlled by Mr. Engle, purchased 132,467 shares of the Company Common Stock in a privately negotiated transaction for $1.20 per share. On the same date, JAC Investment Corporation, an entity controlled by Mr. Coyne, acquired 66,233 shares of the Company Common Stock in a privately negotiated transaction for $1.20 per share. Both of the purchases were made from limited partnerships whose general partner was controlled by Mr. Engle and whose sole assets consisted of the shares of the Company Common Stock sold to GDE Investment Corporation and JAC Investment Corporation.

No Other Offers. The Company has not received any proposals from any unaffiliated person during the past two years for (1) merger or consolidation of the Company with or into another company, (2) sale or other transfer of all or any substantial part of the Company’s assets, or (3) a purchase of the Company’s securities that would enable the purchaser to exercise control over the Company.

Opinion of Special Committee’s Financial Advisor

On August 4, 2003, the special committee retained Duff & Phelps, a Chicago based investment banking and financial advisory firm, to, among other things, render an opinion from a financial point of view, of the fairness of the price offered to shareholders in the split and the fairness of the price issued in the tender offer. Following the completion of the stock split the members of the special committee resigned as directors of the Company. The following is an excerpt taken directly from the Proxy Statement filed with the SEC and distributed to shareholders that summarizes Duff & Phelp’s analysis and opinion (for purposes of clarification, all references in this excerpt to “us”, “our”, or “we” refer to Semele Group, Inc. and not us, unless otherwise stated).

Opinion of Special Committee’s Financial Advisor

Duff & Phelps, LLC, a Chicago based investment banking and financial advisory firm, served as financial advisor to the special committee. Founded in 1932, Duff & Phelps is one of the leading middle market investment banking and independent financial advisory firms in the United States. Duff & Phelps has significant expertise and experience in fairness opinions, business valuations, solvency opinions, structuring ESOP/ERISA transactions, and buy-side and sell-side merger and acquisition advisory services. Headquartered in Chicago, Duff & Phelps has offices in New York, Los Angeles, and Seattle. Each year, Duff & Phelps renders approximately 400 opinions, including fairness opinions, business valuation opinions, solvency opinions, tax-related financial opinions, and other financial opinions.
On August 4, 2003, the special committee retained Duff & Phelps and asked it to, among other things, render an opinion, from a financial point of view, of the fairness of the price offered to shareholders in the split and the fairness of the price issued in the tender offer.

The full text of the written opinion of Duff & Phelps is attached to this proxy statement as Appendix C, and should be read carefully in its entirety for a description of the assumptions made, matters considered and limitations on the review undertaken. The opinion of Duff & Phelps is directed to the special committee of our board of directors, and does not constitute a recommendation as to how to vote with respect to any matter relating to the transaction describe herein. Furthermore, Duff & Phelps’ opinion does not address the relative merits of the split and tender offer, any other transactions or business strategies discussed by the special committee or the underlying business decision to proceed with or effect the split and tender offer. Additionally, Duff & Phelps was not engaged to render, nor did it render, any appraisal or definitive report as to the value (under an orderly liquidation scenario or otherwise) of our securities or individual assets (including patents, technologies and trademarks) or liabilities.

The following is a summary of the material financial analyses performed by Duff & Phelps in connection with rendering its opinion. The summary of the financial analyses is not a complete description of all of the analyses performed by Duff & Phelps. In order to better understand the financial analyses performed by Duff & Phelps, the text below should be read together with the presentation by Duff & Phelps delivered to the special committee on January 14, 2004, which is attached as an exhibit to the Company's Schedule 13E-3 Transaction Statement, a copy of which can be found at the SEC's at www.sec.gov. The Duff & Phelps opinion is based on the totality of the various analyses that it performed, and no particular portion of the analysis has any merit standing alone. While this summary describes the analyses and factors that Duff & Phelps deemed material in its presentation to the special committee, it is not a comprehensive description of all analyses and factors considered by Duff & Phelps. The preparation of a fairness opinion is a complex process that involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or a summary description. In arriving at its opinion, Duff & Phelps did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Duff & Phelps believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create a misleading or incomplete view of the evaluation process underlying its opinion.

Duff & Phelps employed several analytical methodologies and no one method of analysis should be regarded as critical to the overall conclusion reached by Duff & Phelps. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The conclusion reached by Duff & Phelps is based on all analyses and factors taken, as a whole, and also on application of Duff & Phelps’ own experience and judgment. This conclusion may involve significant elements of subjective judgment and qualitative analysis. Duff & Phelps gives no opinion as to the value or merit standing alone of any one or more parts of the analysis it performed. In performing its analyses, Duff & Phelps made numerous assumptions with respect to the industry outlook, general business and other conditions and matters many of which are beyond our control or the control of Duff & Phelps. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by these analyses. Accordingly, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which these businesses actually may be sold in the future, and these estimates are inherently subject to uncertainty.

Summary of Due Diligence

In rendering its opinion, Duff & Phelps made those reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. No limits were placed on Duff & Phelps by us or the special committee in terms of the information that Duff & Phelps had access to or the matters it could consider. Duff & Phelps’ due diligence included, but was not limited to, the items summarized below.
  Conducted meetings with members of our senior management team on October 28, 2003, including Mr. Coyne and Richard K. Brock, our chief financial officer;
  Reviewed our financial statements and SEC filings, including the annual report on Form 10-KSB for the year ended December 31, 2002 and quarterly report on Form 10-QSB for the nine months ended September 30, 2003;
  Reviewed the agreement between us and Messrs. Coyne and Engle concerning the split and tender offer;
  Reviewed Ariston Corporation Trial Balance as of September 30, 2003;
  Reviewed Semele Detail of Book Value and Fair Market Value of assets by operating segment as of September 30, 2003;
  Reviewed First Amended and Restated Limited Partnership Agreement of BMIF/BSLF II Rancho Malibu Limited Partnership dated June 23, 2003;
  Reviewed Jones & Company real estate appraisal dated March 1, 2002;
  Reviewed the balance sheet we prepared for AFG Investment Trust A for the three months ended September 30, 2003;
  Reviewed the balance sheet we prepared for AFG Investment Trust B for the three months ended September 30, 2003;
  Reviewed AFG Investment Trust C financial statements and SEC filings, including the annual report on Form 10-KSB for the year ended December 31, 2002 and quarterly report on Form 10-QSB for the nine months ended September 30, 2003;
  Reviewed AFG Investment Trust D financial statements and SEC filings, including the annual report on Form 10-KSB for the year ended December 31, 2002 and quarterly report on Form 10-QSB for the nine months ended September 30, 2003;
  Reviewed MILPI Holdings LLC audited financial statements for the year ended December 31, 2002;
  Reviewed SEC filings related to MILPI Holdings LLC’s acquisition of PLM including: (1) Tender Offer dated December 29, 2000 and related amendments thereto, (2) Proxy Statement dated December 21, 2001 related to 17% of PLM stock not previously tendered;
  Reviewed Proxy Statement dated November 25, 2002 related to the sale of AFG Investment Trust A’s interest in MILPI Holdings LLC;
  Reviewed Proxy Statement dated November 25, 2002 related to the sale of AFG Investment Trust B’s interest in MILPI Holdings LLC;
  Reviewed KPMG Valuation Report dated January 1, 2002 regarding MILPI Holdings LLC;
  Reviewed Imperial Capital LLC’s fairness opinion letter dated December 1, 2003 to AFG Investment Trust C and AFG Investment Trust D regarding the consideration to be received by the Trusts in connection with the sale of 100% of the Trust’s membership interests in MILPI Holdings LLC;
  Reviewed financial statements of DSC/Purgatory LLC for the year ended April 30, 2003;
  Reviewed financial statements of Mountain Springs – Kirkwood LLC for the year ended April 30, 2003;
  Reviewed Draft Purchase and Sale Contract between AFG Realty Corporation and Intrepid Real Estate, LLC;
  Reviewed AFG International Partners Limited Partnership I Operating Agreement dated September 14, 1994, and related amendments thereto;
  Reviewed AFG International Partners Limited Partnership II Operating Agreement dated November 1, 1994, and related amendments thereto;
  Reviewed Amended and Restated Operating Agreement of EFG Kirkwood LLC dated May 1, 1999;
  Reviewed Mountain Springs Resorts LLC Operating Agreement dated October 24, 2002;
  Reviewed minutes of our board of director meetings from November 21, 2000 through February 4, 2003;
  Reviewed minutes of meetings of the special committee from February 6, 2002 through October 9, 2002;
  Reviewed Marshall & Stevens Fair Market Valuation of Equity Interests Held by AFG Investment Trust A and Trust B in EFG Kirkwood LLC as of December 31, 2002.
  Reviewed letter from Mr. Coyne dated October 22, 2003 to Joseph W. Callaway of Wilmington Trust Company, as liquidating trustee of AFG Investment Trust A Liquidating Trust and AFG Investment Trust B Liquidating Trust, regarding Equis II Corporation’s revised offer to purchase the trusts’ ownership interests in EFG Kirkwood and related interests in EFG Palisades;
  Reviewed First Allonge to Promissory Note dated September 4, 2003 between us and Equis Financial Group LP (original principal amount of $10,450,000);
  Reviewed Fourth Allonge to Promissory Note dated September 4, 2003 between us and GDE Investment Corporation (original principal amount of $8,224,667);
  Reviewed Fourth Allonge to Promissory Note dated September 4, 2003 between us and Mr. Coyne (original principal amount of $4,915,333);
  Reviewed Fourth Allonge to Promissory Note dated September 4, 2003 between us and GDE Investment Corporation as successor in interest to Zoe P. Engle Trust (original principal amount of $365,000);
  Reviewed Fourth Allonge to Promissory Note dated September 4, 2003 between us and GDE Investment Corporation as successor in interest to Sydney Peyton Engle Trust (original principal amount of $365,000);
  Reviewed Fourth Allonge to Promissory Note dated September 4, 2003 between us and GDE Investment Corporation as successor in interest to Kristen Engle Trust (original principal amount of $365,000);
  Reviewed Fourth Allonge to Promissory Note dated September 4, 2003 between us and GDE Investment Corporation as successor in interest to Staci Albury Trust (original principal amount of $365,000);
  Analyzed the historical trading price and trading volume of our common stock;
  Reviewed internal documents of ours regarding organizational and equity ownership structure; and
  Reviewed certain other relevant, publicly available information, including economic, industry, and investment information.
Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps did not make any independent evaluation, appraisal or physical inspection of our solvency or of any specific assets or liabilities (contingent or otherwise).

In connection with its fairness opinion, with our permission and without any independent verification, Duff & Phelps assumed that all information reviewed by it with respect to us, and the split and tender offer, whether supplied by us, our affiliates or advisors, or obtained by Duff & Phelps from publicly available sources, is true, correct and complete in all material respects and does not contain any untrue statements of material fact or omit to state a material fact necessary to make the information supplied to Duff & Phelps not misleading. Duff & Phelps did not make an independent valuation or appraisal of our assets or liabilities. Any inaccuracies in or omissions from the information on which Duff & Phelps relied could materially affect its fairness opinion.

Set forth below is a summary of the analyses performed by Duff & Phelps in reaching its fairness conclusions as of January 14, 2004. Although developments following the date of the Duff & Phelps opinion may affect the opinion, Duff & Phelps assumes no obligation to update, revise, or reaffirm its opinion. The Duff & Phelps opinion is necessarily based upon market, economic and other conditions that were in effect on, and information made available to Duff & Phelps as of, the date of the opinion. You should understand that subsequent developments may affect the conclusion expressed in the Duff & Phelps opinion, and that Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion. The Duff & Phelps opinion is limited to the fairness of the terms of the split to the unaffiliated shareholders and the fairness of the subsequent tender offer to the unaffiliated shareholders, from a financial point of view, as of January 14, 2004. Duff & Phelps has not previously provided financial advisory services to us or to Messrs. Coyne or Engle.

Summary of Analysis

As part of its analysis to determine whether the $1.40 per share cash consideration to be received by our unaffiliated shareholders in the split or tender offer is fair, from a financial point of view, Duff & Phelps took into consideration the following three elements:
  the $1.40 per share cash consideration is not less than the fair value of our common stock, on a going concern basis which Duff & Phelps estimated to be between $0.01 and $1.21 per share;
  the $1.40 per share cash consideration is not less than the estimated liquidation value per share of our common stock which Duff & Phelps estimated to be zero; and
  the premium implied by the $1.40 per share cash consideration, which equates to a 54% premium over the 1-week average trading price prior to the announcement date of May 5, 2003 and a 51% premium over the 30-day average trading price prior to the announcement date of May 5, 2003, is adequate relative to the premiums paid in other similar transactions, which Duff & Phelps determined to be approximately 34% over the 1-week average trading price prior to the announcement of such transaction and 40% over the 30-day average trading price prior to the announcement of such transaction.
Duff & Phelps performed a valuation analysis of our common stock to determine whether the $1.40 cash consideration to be received by our unaffiliated shareholders is adequate relative to a valuation analysis of our company on a going concern basis. Duff & Phelps explained that typically it employs a number of different valuation methodologies to approximate the fair market value of an entity, including a comparable public company analysis and comparable sale transaction analysis. Due to, among other things, our unique business structure and the lack of comparable public companies, Duff & Phelps determined that, in its view, the best estimate of our fair market value would be based on an analysis of our net asset value.

Duff & Phelps also reviewed the historical trading price and volume of our common stock over the past twelve months and an analysis that valued our common stock using an option pricing model. In addition, Duff & Phelps performed a liquidation analysis to determine whether the $1.40 per share cash consideration is not less than the per share value our common stock assuming an orderly liquidation of our assets and distribution of the proceeds. Finally, Duff & Phelps performed a premium analysis in which they reviewed the transaction premiums paid over market price for 58 public-to-private transactions to determine whether the premium implied by the $1.40 per share cash consideration represents a fair premium over our common stock’s trading price prior to the announcement of the offer.

Net Asset Value Analysis

Duff & Phelps analyzed the estimated fair market value of our assets and liabilities to determine our net asset value. Duff & Phelps determined that, as of September 30, 2003, we had a negative net asset value of approximately $7.1 million. The chart below is a summary of Duff & Phelp’s net asset value analysis. Duff & Phelps concluded that we have a negative net asset value of approximately $7.1 million, which equates to a negative net asset value per share of $3.36. In the discussion following the chart there is brief summary of the calculation, methodology and any material assumptions used by Duff & Phelps to prepare each line item listed in the chart. Because we have significant net operating loss carryforwards, or "NOLs," Duff & Phelps also estimated the value a third party buyer may be able to realize from the NOLs in a "change of control" transaction.

Semele Group Inc. Net Asset Value Analysis Summary

Investments and Other Assets

Cash (1)
Restricted Cash (1)
Equis II ONC Note Receivable plus Accrued Interest (1)
Ariston ONC Note Receivable plus Accrued Interest (1)
Rancho Malibu Note plus Accrued Interest (1)
15.4% equity interest in Rancho Malibu (2)
Ariston Corporation (3)
Equis II interest in AFG Investment Trusts A,B,C,D (4)
Special Beneficiary 8.25% interest in AFG Investment Trusts A,B,C,D (4)
Rail Investors I LLC (5)
Present Value of Net Operating Losses (estimate realizable by a 3rd party buyer)
$ 1,968,000 384,000 2,439,221 1,474,793 2,595,890 1,031,971 5,847,503 9,046,292 3,726,447 695,000 395,000

Total Investments and Other Assets	$ 29,604,117

Debt and Other Liabilities

Equis II Note Payable plus Accrued Interest (1) Special Beneficiary Note Payable plus Accrued Interest (1) Ariston Note Payable (1)	(19,892,205) (8,344,038) (8,418,496)

Total Debt and Other Liabilities	$(36,654,739)

Net Asset Value Net Asset Value per Share 2,099,687	(7,050,622) $ (3.36)

Sources:
(1) Semele Group Inc. Detail of Book Value of Assets by Operating Segment as of September 30, 2003.
(2) See "Interest in Rancho Malibu" discussion below.
(3) See "Interest in Ariston Corporation" discussion below
(4) See "Interest in AFG Investment Trusts" discussion below.
(5) See "Interest in Rail Investors I LLC" discussion below.

Cash and Restricted Cash

Our cash and restricted cash as of September 30, 2003, were $1,968,000 and $384,000, respectively.

Notes Receivable

Duff & Phelps included the following three notes receivables and their amounts in the calculation and analysis of our net asset value: Equis II ONC Note Receivable, $2,439,221; Ariston ONC Note Receivable, $1,474,793; and Rancho Malibu Note, $2,595,890. All the notes receivable amounts include accrued interest through September 30, 2003.

Interest in Rancho Malibu

We both directly and indirectly own 274 acres of undeveloped land north of Malibu, California in a development company called "Rancho Malibu." Duff & Phelps concluded that RMLP, Inc., which owns Rancho Malibu in a joint venture with other entities, has a book value of approximately $9,297,000. To reach RLMP, Inc.’s equity value of $6,701,110, Duff & Phelps subtracted a note payable of approximately $2,595,890 from the book value of $9,297,000. We have a direct ownership interest of 15.4% or approximately $1,031,971 of the equity value of RMLP, Inc.

Interest in Ariston Corporation

We own 100% of Ariston Corporation. Ariston is a holding company that owns interests in a real estate company named AFG International, liquidating trusts named AFG Liquidating Trust A, B, C and D, and numerous liquidating partnerships. The chart below reflects the net asset value of Ariston Corporation calculated by Duff & Phelps. Duff & Phelps concluded that as of September 30, 2003, Ariston had a total net asset value of approximately $5,847,503. In the discussion following the chart there is a brief description of some of the assets Ariston owns and how Duff & Phelps valued these assets.

Ariston Corporation

Cash AFG International AFG Liquidating Investment Trust A Units AFG Liquidating Investment Trust B Units AFG Investment Trust C Units AFG Investment Trust D Units Interests in Liquidating Partnerships	Units NA NA 1,702 839 9,210 44,084 NA	$ 862,150 4,235,079 7,722 5,586 68,354 297,551 371,060

Total Value of Ariston Corporation		$5,847,503

AFG International. AFG International owns two commercial properties that are leased to Boston University. One building is located in Washington, D.C. and the other is located in Sydney, Australia. The net equity value of AFG International is $7,739,000, which includes both commercial properties, a note payable and other assets. Duff & Phelps valued the Washington, D.C. property at the sales price negotiated in a recent draft purchase and sale contract for the property. Duff & Phelps valued the Sydney property using an income approach based on a lease rate of $240,000 per year and a capitalization rate of 10%. The note payable and other assets were valued at their book values as of September 30, 2003. After reviewing the AFG International ownership structure, Duff & Phelps concluded that Ariston’s ownership interest in AFG International is valued at approximately $4,235,079. Ariston’s ownership interest is derived through a general partner interest, Class A and Class B limited partnership interests, and a special limited partner interest.
AFG Liquidating Investment Trust A & B and AFG Investment Trust C & D (collectively, the "AFG Trusts"). Using the ownership structure documents and financial statements prepared for the AFG Trusts, Duff & Phelps calculated Ariston’s net equity ownership of the AFG Trusts as listed in the chart above. In addition to our ownership of Ariston, we also have a direct ownership interest in the AFG Trusts. You will find a description of the AFG trusts, our direct ownership interest in the AFG Trusts and the methodology used by Duff & Phelps to calculate all the ownership interests in the AFG Trusts below.

Liquidating Partnerships. Ariston owns an interest in eleven limited partnerships that were primarily engaged in the equipment leasing business. In July 2002, these partnerships each adopted a formal plan of liquidation and transferred their assets and liabilities to eleven separate liquidating partnership trusts. In accordance with the plan of liquidation and dissolution for each of the liquidating partnerships, all of the net cash proceeds from the sale of the assets of the liquidating partnership and cash, less reserves for any contingent liabilities, are to be distributed to the beneficiaries of the liquidating partnership no later than December 31, 2003. Using the financial statements and ownership structure documents of the Liquidating Partnerships, Duff & Phelps valued Ariston’s interest in the Liquidating Partnerships at approximately $371,060.

Interest in AFG Investment Liquidating Trusts A & B and AFG Investment Trusts C & D

The AFG Trusts are limited-life entities which each own a portfolio of equipment leasing assets and several minority interest investments which include real estate companies and an equipment management company. Our direct economic interest in the AFG Trusts ranges from 26% to 30% per trust, which includes our Equis II interest and Special Beneficiary interest. AFG Investment Liquidating Trusts A & B are currently in liquidation and AFG Investment Trusts C & D have scheduled dissolution dates of December 31, 2004 and 2006, respectively.

Using the ownership structure documents and financial statements prepared for the AFG Trusts as of September 30, 2003, Duff & Phelps determined our aggregate Equis II interest in the AFG Trusts was approximately $9,046,292 and our aggregate special beneficiary interest was approximately $3,726,447.

Interest in Rail Investors I LLC

Rail Investors I LLC, was formed in 2002 and is one of our wholly owned subsidiaries. Rail Investors was formed to lease equipment under an operating lease that is non-recourse to us and then sublease the equipment to unrelated third parties. Duff & Phelps valued Rail Investors at approximately $695,000.

To determine a value for Rail Investors, Duff & Phelps performed a discounted cash flow analysis of the projected free cash flows of Rail Investors, relying on a financial forecast provided by our management regarding Rail Investors for the calendar years ending 2004 through 2014. Duff & Phelps estimated Rail Investors’ future free cash flows based on projected earnings, working capital and capital expenditure requirements for the calendar years ending 2004 through 2014. The projected free cash flows were discounted at rates of 14% to 16%, which Duff & Phelps believes reflects the relative risk associated with these cash flows, as well as, the rates of return that security holders could expect to realize on alternative investment opportunities. Rail Investors is currently being managed to service an operating lease that expires in 2014. As such, Duff & Phelps ascribed no terminal or residual value to Rail Investors.

Present Value of Net Operating Loss

As of December 31, 2002, we had NOLs for federal income tax purposes of approximately $107 million. These NOLs expire between 2010 and 2022. NOLs are assets that may be used under certain circumstances to offset pre-tax income on a dollar-for-dollar basis for tax purposes. Duff & Phelps calculated the estimated value of the NOLs realizable by a third party buyer. Because the theoretical third party buyer does not own 50% or more of us, the purchase would be considered a "change of control" transaction. Duff & Phelps’ calculations reflect that the value of NOLs is limited in a "change of control" transaction. The annual offset to income would be limited to our equity value at the date of the transaction multiplied by the long-term tax exempt rate. The current applicable rate is 4.75%. Duff & Phelps calculated that within a price range of $1.20 to $1.50 per share for Semele’s common stock, our equity value would be between $2.52 million and $3.15 million based on 2,099,687 shares outstanding. Therefore, assuming a federal tax rate of 35%, the annual deduction would be limited to between approximately $119,000 and $149,000 in a "change of control" transaction. Assuming that we generate enough income to utilize the annual deduction, the present value of the NOLs, using a discount rate of 15%, in a "change of control" transaction is between approximately $316,000 and $395,000. Duff & Phelps used $395,000 as an estimate of the value of the NOLs in its net asset value analysis.

Debt

Duff & Phelps included the following three notes payable and their amounts in calculating our net asset value: Equis II Note Payable, $19,892,205; Special Beneficiary Note Payable, $8,344,038; and Ariston Note Payable, $8,418,496. All the notes payable amounts include accrued interest through September 30, 2003.

Analysis of Current and Historical Trading Prices of Our Common Stock

In addition to calculating our net asset value, Duff & Phelps analyzed the closing price and trading volume of our common stock over the past twelve months. This analysis was used to determine the range of values the market has ascribed to our common stock prior to, and after, the announcement of the proposed transaction with Messrs. Coyne and Engle.

Duff & Phelps analyzed our current and historical stock price data and noted the following. As of the date of the opinion, our common stock price was $0.78, per share, with 2,099,687 shares outstanding. During the 52-week period between December 19, 2002 and December 19, 2003, the 52-week high for the trading price of our stock was $1.30, which occurred on September 23, 2003 and the 52-week low was $0.60 on July 2, 2003.

Option Value of Equity

As discussed above the net asset value analysis prepared by Duff & Phelps indicates that our common stock has a value of ($3.36) per share. However, as of December 16, 2003, our common stock traded at $0.79 per share, reflecting the opportunity for future equity value depending upon our future financial performance. Because the possibility of future equity value exists so long as we remain a viable going concern, Duff & Phelps believes it was relevant, in its analysis of fairness, to consider the price an investor might pay for the opportunity of participating in this value potential.

Duff & Phelps noted that our common stock will have value only to the extent our enterprise value exceeds our indebtedness and other contingent liabilities. Duff & Phelps explained that in its view the value attributed to an ownership interest in our common stock might therefore be valued as an option that has an underlying asset value equal to our enterprise value and an exercise price equal to the value of our outstanding debt.

Duff & Phelps utilized the Black-Scholes option pricing model and derived estimated equity values ranging from $0.01 to $1.21 per share. Duff & Phelps used the following assumptions when it calculated the estimated equity values:
  enterprise value of $29,604,117;
  face value of debt of $36,654,739;
  equity volatility between 20% and 40%;
  duration between 3 and 12 months; and
  a risk free rate of 1.20%.
Liquidation Analysis

Duff & Phelps also analyzed the value of our common stock assuming an orderly liquidation of our assets and distribution of the proceeds. As discussed above, Duff & Phelps concluded that our net asset value is approximately negative $7.1 million. In an orderly liquidation of our assets, additional costs would be incurred. Furthermore, the timing to realize the estimated asset values is unknown, which could lead to further value deterioration. In addition, our debt obligations to Messrs. Coyne and Engle, in particular, and other parties in general, exceed our assets. Therefore, Duff & Phelps concluded that the liquidation analysis did not provide any indication of positive value for our shareholders.

Premium Analysis

Duff & Phelps reviewed the transaction premiums paid over market price for 58 public-to-private transactions occurring from January 1, 2002 through December 19, 2003. Duff & Phelps compared the premiums over the one day, one week, and thirty 30-day trading period prior to the announcement of the going private transaction to the implied premium associated with the split and tender offer.
  The median one week premium for the entire group of 58 transactions was approximately 34%.
  The median thirty day premium for the entire group of 58 transactions was approximately 40%.
The implied one week and thirty day premiums for the split and tender offer are 54% and 51%, respectively, based on the price of $1.40 per share and announcement date of May 5, 2003. The price premium implied by the cash consideration of $1.40 per share compares favorably relative to the premiums paid in the 58 public-to-private transactions reviewed by Duff & Phelps.

The transactions analyzed by Duff & Phelps included:
  Pak Mail Acquisition Corp.’s acquisition of Pak Mail Centers of America, completed on May 12, 2003;
  Management-led acquisition of NetLojix Communications, Inc., completed on June 26, 2003;
  Jeffrey P. Jacob’s acquisition of Colonial Holding, Inc., completed on February 22, 2002;
  SI Acquisition, LLC’s acquisition of Successories, Inc., completed on June 23, 2003;
  Borden Associate’s acquisition of CareCentric Solutions, completed on September 4, 2003;
  Management-led acquisition of Interfoods of America, Inc., completed on May 24, 2002;
  Management-led acquisition of PhyAmerica Physician Group, Inc., completed on March 11, 2002;
  Management-led acquisition of DSI Toys, Inc., completed on August 12, 2003;
  Lightstone Group, Inc.’s acquisition of Prime Retail, Inc., completed on December 11, 2003;
  Management-led acquisition of Pierre Foods, Inc., completed on July 29, 2002;
  United Trust Group, Inc.’s acquisition of First Commonwealth Corp., completed on June 13, 2002;
  Phoenix Group of Florida, Inc.’s acquisition of BCT International, Inc., completed on December 5, 2003;
  Royal Associates, Inc.’s acquisition of Royal Precision, Inc., completed on February 4, 2003;
  Management-led acquisition of Leapnet, Inc., completed on February 11, 2002;
  Investor-led acquisition of National Home Centers, Inc., completed on January 18, 2002;
  Cravey Greene & Whalen, Inc.’s acquisition of AHL Services, Inc., completed on August 21 2003;
  Management-led acquisition of CBNY Investment Services, completed on May 20, 2002;
  Flexsteel Industries, Inc.’s acquisition of DMI Furniture, Inc., completed on October 2, 2003;
  Oaktree Capital Management, LLC’s acquisition of Acorn Products, Inc., completed on May 5, 2003;
  Management-led acquisition of PartsBase, Inc., completed on February 21, 2002;
  Management-led acquisition of InvestorsBancorp, Inc., completed on September 23, 2003;
  Lone Star Funds’ acquisition of Shoney’s, Inc., completed on April 10, 2002;
  Investor-led acquisition of Blimpie International, Inc., completed on January 24, 2002;
  Great Hill Partners, LLC’s acquisition of IGN Entertainment, Inc., completed on August 28, 2003;
  Management-led acquisition of Ecometry Corporation, completed on May 31, 2002;
  Semele Group, Inc.’s acquisition of PLM International, Inc., completed on February 6, 2002;
  Management-led acquisition of Nexthealth, Inc., completed on March 25, 2002;
  Management-led acquisition of US Vision, Inc., completed on October 31, 2002;
  Deutsche Lufthansa AG/Lufthansa Technik AG, acquisition of Hawker Pacific Aerospace, completed on April 9, 2002;
  Investor-led acquisition of Black Hawk Gaming & Development Co., Inc., completed on February 22, 2002;
  Management-led acquisition of Ugly Duckling Corp., completed on March 4, 2002;
  Castle Harlan, Inc.’s acquisition of Mortons Restaurant group, Inc., completed on July 26, 2002;
  Riverside Co.’s acquisition of Dwyer Group, Inc., completed on October 31, 2003;
  Investor-led acquisition of American Coin Merchandising, Inc., completed on February 11, 2002;
  Investor-led acquisition of Loews Cineplex Entertainment Corporation, completed on March 21, 2002;
  Investor-led acquisition of Rottlund Co., completed on March 22, 2002;
  Management-led acquisition of Hemet Bancorp, completed on September 4, 2002;
  Investor-led acquisition of Jenny Craig, Inc., completed on May 14, 2002;
  California Investment Fund, LLC’s acquisition of National Service Industries, Inc., completed on June 12, 2003;
  Bon Ton Stores, Inc.’s acquisition of Elder-Beerman Stores Corp., completed on October 24, 2003;
  Management-led acquisition of Deltek Systems, Inc., completed on May 31, 2002;
  Management-led acquisition of Cysive, Inc., completed on December 1, 2003;
  Management-led acquisition of Edison Schools, Inc., completed on November 14, 2003;
  Berwind Co, LLC’s acquisition of Hunt Corp., completed on December 19, 2002;
  Management-led acquisition of Market America, Inc., completed on July 23, 2002;
  Intown Suites Management Inc.’s acquisition of Suburban Lodges of America, Inc., completed on May 1, 2002;
  Plantation Petroleum Holdings’ acquisition of Maynard Oil Co., completed on July 17, 2002;
  Kellwood Co.’s acquisition of Gerber Childrenswear, Inc., completed on June 27, 2002;
  Management-led acquisition of NCH Corp., completed on February 13, 2002;
  Harvest Partners, Inc.’s acquisition of Associated Materials, Inc., completed April 19, 2002;
  Thermo Electron Corp.’s acquisition of Spectra-Physics, Inc., completed on February 26, 2002;
  Tyco International Ltd.’s acquisition of Paragon Trade Brands, Inc., completed on January 18, 2002;
  Golden Gate Capital, LP/Whitney & Co.’s, acquisition of Herbalife International, Inc., completed on July 31, 2002;
  Management-led acquisition of International Specialty Products, Inc., completed on February 28, 2003;
  First National of Nebraska, Inc.’s acquisition of First National of Nebraska, Inc., completed on July 1, 2002;
  Pharma Services Co.’s acquisition of Quintiles Transnational Corp., completed on September 25, 2003; and
  Investor acquisition of Dole Food Co., Inc., completed on March 31, 2003.
  Management-led acquisition of Varsity Brands, Inc., completed on September 24, 2003.
Conclusion

Based on the foregoing analysis, Duff & Phelps concluded that the consideration to be paid to our unaffiliated shareholders in the split and the consideration to be paid to our unaffiliated shareholders in the tender offer is fair, from of a financial point of view (without giving effect to any impacts of the proposed transaction on any particular shareholder other than in its capacity as a shareholder), as of the date of its fairness opinion.

The material analyses performed by Duff & Phelps have been summarized above. Nonetheless, the summary set forth above does not purport to be a complete description of the analyses performed by Duff & Phelps. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances. Therefore, such an opinion is not readily susceptible to a summary description. Duff & Phelps did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion as to fairness. Rather, in reaching its conclusion, Duff & Phelps considered the results of the analyses in light of each other and ultimately reached its opinion based on the results of all analyses taken as a whole. Duff & Phelps did not place a particular reliance or weight on any particular analysis, but instead concluded that its analyses, taken as whole, supported its determination.

Duff & Phelps’ opinion to the special committee was one of many factors taken into consideration by the special committee.

THE OFFER

I.    TERMS OF THIS OFFER

We are offering to purchase approximately 1,403,900 (this number includes 204,459 shares of Company Common Stock owned by unaffiliated shareholders and 1,199,441 shares of Company Common Stock owned by affiliated shareholders) shares of Company Common Stock for the purchase price of $1.40 per share, in cash and without interest. This Offer to Purchase expires on September 28, 2004, unless extended at our discretion. Upon the terms and subject to the conditions of such extension of this Offer to Purchase (including if this Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment, purchase and pay for all Company Common Stock validly tendered (and not withdrawn in accordance with Article IV) on or prior to the expiration of this Offer to Purchase.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH YOU SHOULD READ BEFORE MAKING ANY DECISION WITH RESPECT TO THIS OFFER TO PURCHASE.

II.   ACCEPTANCE FOR PAYMENT AND PAYMENT FOR COMPANY COMMON STOCK

Upon the terms and subject to the conditions of this Offer to Purchase (including, if this Offer to Purchase is extended or amended, the terms and conditions of any such extension or amendment), we will accept for payment all Company Common Stock validly tendered (and not properly withdrawn in accordance with Article IV) prior to the expiration of this Offer to Purchase. We shall pay for all Company Common Stock validly tendered and not withdrawn promptly following the acceptance of such Company Common Stock for payment pursuant to this Offer to Purchase. Notwithstanding the immediately preceding sentence and subject to applicable rules and regulations of the U.S. Securities and Exchange Commission, we expressly reserve the right to delay payment for Company Common Stock in order to comply in whole or in part with applicable laws.

In all cases, payment for Company Common Stock tendered and accepted for payment pursuant to this Offer to Purchase will be made only after timely receipt by Mr. Coyne of (i) the certificates evidencing such Company Common Stock (or a confirmation of a book-entry transfer of such shares into our account at the Depository Trust Company, also known as the Book-Entry Transfer Facility) pursuant to the procedures set forth in Article III; (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed (including any required signature guarantees), or in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal; and (iii) any other documents required under the Letter of Transmittal. An Agent’s Message is a message transmitted electronically by the Book-Entry Transfer Facility to, and received by us and that forms a part of a confirmation of the book-entry transfer. The Agent’s Message states that the Book-Entry Transfer Facility has received express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the shares, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce such agreement against the participant.

For purposes of this Offer to Purchase, we will be deemed to have accepted for payment (and thereby purchased) Company Common Stock validly tendered and not properly withdrawn as, if and when we give oral or written notice to you of our acceptance for payment of such Company Common Stock pursuant to this Offer to Purchase. Upon the terms and subject to the conditions of this Offer to Purchase, we will make payment for Company Common Stock accepted for payment pursuant to this Offer to Purchase to you if your Company Common Stock has been accepted for payment.

UNDER NO CIRCUMSTANCES WILL INTEREST ON THE PURCHASE PRICE FOR COMPANY COMMON STOCK BE PAID, REGARDLESS OF ANY DELAY IN MAKING SUCH PAYMENT.

If any shares of tendered Company Common Stock are not accepted for payment for any reason pursuant to the terms and conditions of this Offer to Purchase, or if share certificates are submitted evidencing more Company Common Stock than are tendered, share certificates evidencing unpurchased Company Common Stock will be returned, without expense to the tendering shareholder (or, in the case of shares tendered by book-entry transfer of such shares into our account at the Book-Entry Transfer Facility, pursuant to the procedures set forth in Article III, such shares shall be credited to an account maintained with the Book-Entry Transfer Facility), promptly following the expiration or termination of this Offer to Purchase.

III.   PROCEDURES FOR ACCEPTING THIS OFFER AND TENDERING COMPANY COMMON STOCK.

Valid Tender of Company Stock. In order for a holder of Company Common Stock validly to tender Company Common Stock pursuant to this Offer to Purchase, (i) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed (including any required signature guarantees), and the share certificates evidencing tendered Company Common Stock must be received by Mr. Coyne c/o Semele Group, Inc. at such address prior to the expiration of this Offer to Purchase; (ii) the shares of Company Common Stock must be delivered pursuant to the procedures for book-entry transfer described below (and confirmation of the book-entry transfer, including an Agent’s Message if the tendering shareholder has not delivered a Letter of Transmittal), prior to the expiration of the Offer; or (iii) the tendering shareholder must comply with the guaranteed delivery procedures set forth below.

THE METHOD OF DELIVERY OF SHARE CERTIFICATES AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH THE BOOK-ENTRY TRANSFER FACILITY, IS AT THE OPTION AND RISK OF THE TENDERING SHAREHOLDER, AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY MR. COYNE. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

Book Entry Delivery. We will establish accounts with respect to the Company Common Stock at the Book-Entry Transfer Facility for purposes of the Offer within two (2) business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Company Common Stock by causing the Book-Entry Transfer Facility to transfer such Company Common Stock into our account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Company Common Stock may be effected through book-entry transfer at the Book-Entry Transfer Facility, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed (including any signature guarantees), together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must in any case, be received by us prior to the expiration of the Offer to Purchase, or the tendering shareholder must comply with the guaranteed delivery procedures described below. DELIVERY OF DOCUMENTS TO A BOOK-ENTRY FACILITY IN ACCORDANCE WITH SUCH BOOK-ENTRY TRANSFER FACILITY’S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO US.

Signature Guarantees. Signatures on all Letters of Transmittal must be guaranteed by an Eligible Institution. An Eligible Institution is a financial institution which is a member of the Security Transfer Agent Medallion Signature Program, the New York Stock Exchange Medallion Signature Guarantee Program, the Stock Exchange Medallion Program, or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Securities and Exchange Act of 1934, as amended. Except in cases where shares of Company Common Stock are tendered and a Letter of Transmittal is submitted (i) by a registered holder of Company Common Stock who has not completed either the box entitled “Special Issuance and Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (ii) for the account of an Eligible Institution. If a share certificate is registered in the name of a shareholder other than the signer of the Letter of Transmittal, or if payment is to be made, or a share certificate not accepted for payment or not tendered is to be returned, to a person other than the registered holder(s), then the share certificate(s) which are being tendered must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the share certificate, with the signature(s) on such share certificate or stock powers guaranteed by an Eligible Institution.

Guaranteed Delivery. If the tendering shareholder desires to tender Company Common Stock pursuant to this Offer to Purchase and such shareholder’s share certificates evidencing such Company Common Stock are not immediately available, or who cannot comply with the procedures for book-entry transfer on a timely basis, or such shareholder cannot deliver the share certificates and all other required documents to us prior to the expiration of this Offer, such Company Common Stock may nevertheless be tendered provided that all the following conditions are satisfied:

(i)Such tender is made by or through an Eligible Institution.

(ii)A properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by us, is received by us, prior to the expiration of this Offer; and

(iii)The certificates for all tendered shares, in proper form for transfer (or a confirmation of a book-entry transfer of such shares), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof) with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and any other required documents, are received by us within three trading days after the date of execution of such Notice of Guaranteed Delivery. A “trading day” is any day on which The Nasdaq SmallCap Market is open for business.

The Notice of Guaranteed Delivery may be delivered by hand or mail or facsimile transmission to us and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

Determination of Validity. ALL QUESTIONS AS TO THE FORM OF DOCUMENTS AND THE VALIDITY, FORM, ELIGIBILITY (INCLUDING TIME OF RECEIPT) AND ACCEPTANCE FOR PAYMENT OF ANY TENDER OF COMPANY COMMON STOCK WILL BE DETERMINED BY US OR OUR REPRESENTATIVES, IN OUR SOLE DISCRETION, WHICH DETERMINATION SHALL BE FINAL AND BINDING ON ALL PARTIES. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any condition of this Offer to Purchase to the extent permitted by applicable law or any defect or irregularity in the tender of any Company Common Stock of any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders.

NO TENDER OF COMPANY COMMON STOCK WILL BE DEEMED TO HAVE BEEN VALIDLY MADE UNTIL ALL DEFECTS AND IRREGULARITIES HAVE BEEN CURED OR WAIVED. WE ARE NOT UNDER ANY DUTY TO GIVE NOTIFICATION OF ANY DEFECTS OR IRREGULARITIES IN TENDERS OR INCUR ANY LIABILITY FOR FAILURE TO GIVE ANY SUCH NOTIFICATION. IN ADDITION, NONE OF OUR AFFILIATES OR ASSIGNS, OR ANY OTHER PERSON WILL BE UNDER ANY DUTY TO GIVE NOTIFICATION OF ANY DEFECTS OR IRREGULARITIES IN TENDERS OR INCUR ANY LIABILITY FOR FAILURE TO GIVE ANY SUCH NOTIFICATION. Our interpretation of the terms and conditions of this Offer to Purchase (including the Letter of Transmittal and the instructions thereto) will be final and binding.

A tender of Company Common Stock pursuant to any of the procedures described above will constitute your acceptance of the terms and conditions of this Offer to Purchase, as well as your representation and warranty to us that (i) you have the full power and authority to tender, sell, assign and transfer the tendered Company Common Stock (and any and all other Company Common Stock or other securities issued or issuable in respect of such Company Common Stock), and (ii) when the same are accepted for payment by us, we will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims.

When we accept payment for the Company Common Stock pursuant to any of the procedures described above, it will constitute a binding agreement between the tendering shareholder and us upon the terms and subject to the conditions of this Offer to Purchase.

Appointment as Proxy. By executing the Letter of Transmittal as set forth above, you irrevocably appoint us as your agent, attorney-in-fact and proxy, with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of your rights with respect to the Company Common Stock tendered by you and accepted by us (and with respect to any and all other Company Common Stock or other securities issued or issuable in respect of such Company Common Stock on or after the date of this Offer to Purchase). All such powers of attorney and proxies shall be considered irrevocable and coupled with an interest in the tendered Company Common Stock. Such appointment will be effective when, and only to the extent that, we accept such Company Common Stock for payment. Upon such acceptance for payment, all prior powers of attorney and proxies given by you with respect to your tendered Company Common Stock (and all other Company Common Stock and securities) will be revoked, without further action, and no subsequent powers of attorney or proxies may be given nor any subsequent written consent executed by you (and, if given or executed, will not be deemed to be effective) with respect thereto. We agree that we will, with respect to the Company Common Stock, for which the appointment is effective, be empowered to exercise all of your voting and other rights, as we in our sole discretion may deem proper at any annual or special meeting of the Company’s shareholders or any adjournment or postponement thereof, by written consent in lieu of any such meeting or otherwise. We reserve the right to require that, in order for Company Common Stock to be deemed validly tendered, immediately upon our payment for such Company Common Stock, we must be able to exercise full voting rights with respect to such Company Common Stock (and such other Company Common Stock and securities).

IV.   WITHDRAWAL RIGHTS.

Tenders of Company Common Stock made pursuant to this Offer to Purchase are irrevocable except that such Company Common Stock may be withdrawn at any time prior to the expiration of this Offer (or such later date as may apply in case we extend this Offer to Purchase). If we extend this Offer to Purchase, or are delayed in our acceptance for payment of Company Common Stock or are unable to accept Company Common Stock for payment pursuant to this Offer to Purchase for any reason, then, without prejudice to our rights under this Offer to Purchase, we may, nevertheless, retain tendered Company Common Stock, and such Company Common Stock may not be withdrawn except to the extent that you are entitled to withdrawal rights as described in this Article IV, subject to Rule 14e-1(c) under the Securities and Exchange Act of 1934, as amended. Any such delay will be by an extension of this Offer to Purchase to the extent required by law.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by Mr. Coyne c/o Semele Group, Inc. at 200 Nyala Farms, Westport, Connecticut 06880 or (203) 341-9988. Any such notice of withdrawal must specify the name of the person who tendered the Company Common Stock to be withdrawn, the number of shares of Company Common Stock to be withdrawn and the name of the registered holder of such Company Common Stock, if different from that of the person who tendered such Company Common Stock. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such shares have been tendered for the account of any Eligible Institution. If such shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Article III, any notice of withdrawal must specify the name and number of the account the Book-Entry Transfer Facility to be credited with the withdrawn shares. If certificates for shares to be withdrawn have been delivered or otherwise identified to us, the name of the registered holder and the serial numbers of the particular certificates evidencing the shares to withdrawn must also be furnished to us at as aforesaid prior to the physical release of such certificates.

ALL QUESTIONS AS TO THE FORM AND VALIDITY (INCLUDING TIME OF RECEIPT) OF ANY NOTICE OF WITHDRAWAL WILL BE DETERMINED BY US, IN OUR SOLE DISCRETION, AND OUR DETERMINATION WILL BE FINAL AND BINDING. WE WILL NOT, NOR WILL ANY OF OUR RESPECTIVE AFFILIATES OR ASSIGNS BE UNDER ANY DUTY TO GIVE ANY NOTIFICATION OF ANY DEFECTS OR IRREGULARITIES IN ANY NOTICE OF WITHDRAWAL OR INCUR ANY LIABILITY FOR FAILURE TO GIVE ANY SUCH NOTIFICATION.

Withdrawals of Company Common Stock may not be rescinded. Any Company Common Stock properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of this Offer to Purchase. However, withdrawn Company Common Stock may be re-tendered at any time prior to the expiration of this Offer to Purchase by following the procedures described in Article III.

V.   PRICE RANGE OF COMPANY COMMON STOCK

The Company Common Stock was publicly traded in the over the counter market with the trading symbol of VSLF. During the last two years, the high and low prices have been:

	Year Ended December 31, 2004		Year Ended December 31, 2003		Year Ended December 31, 2002

	High	Low	High	Low	High	Low

First Quarter	1.25	0.78	1.09	0.90	--	--

Second Quarter	1.40	1.01	1.20	0.60	2.07	1.66

Third Quarter	--	--	1.30	0.60	1.70	1.50

Fourth Quarter	--	--	0.79	0.68	1.50	1.06

Dividends

The Company has not paid cash dividends on its Company Common Stock during the past three years and the Company has indicated that it does not intend to pay cash dividends in the foreseeable future.

VI.   INFORMATION ABOUT THE COMPANY

General

Semele Group, Inc., a Delaware corporation, has its principal place of business located at 200 Nyala Farms, Westport, Connecticut 06880, (203) 341-0555. The Company is engaged in various real estate activities, including a residential property development located in Malibu, California and a minority interest investment in two ski resorts and a residential development community company located in Canada. The Company holds investments in other companies operating in niche financial markets, principally involving equipment management and equipment leasing.

Description of Company Common Stock

The Company’s authorized common stock currently consists of 5,000,000 shares of common stock, $0.10 par value. The approximate number of shares of the Company Common Stock outstanding is 1,408,000.

Indebtedness of the Company

The Company has recourse indebtedness to us, or entities controlled by us, in an aggregate amount of approximately $16.6 million (which is net of a receivable due to the Company from us of $1.1 million), which is due on January 1, 2005 or on demand. To date, we have extended the maturity date of such indebtedness on numerous occasions, which has allowed the Company to continue to exist as a going concern. We previously advised the Company that we were no longer willing to continue to extend the maturity date of such indebtedness unless the Company completed the split and became a "private" entity. We expect to extend the maturity date of such indebtedness because the proposed stock split was consummated.

The Company’s assets currently consist primarily of a tax loss carryforward of approximately $107.1 million and partial positions in a number of disparate ventures, which the special committee of the Company’s board of directors believed to be illiquid. Tax loss carryforwards do not generate cash flow and are illiquid due to restrictions imposed by tax laws concerning their transfer. In connection with the delivery of the proxy to shareholders of the Company relating to the stock split, the Company noted in such proxy that it believes that its asset base is not large enough to generate taxable income to utilize the tax loss carryforward nor did the special committee believe at the time that the Company will generate sufficient cash flow past January 1, 2005 to service all of its outstanding obligations.

VII.   INFORMATION REGARDING THE OFFERORS

We are making this Offer to Purchase and we currently own approximately 85.4% of the Company Common Stock. Our business address is c/o Semele Group, Inc., 200 Nyala Farms, Westport, Connecticut 06880, (203) 341-0555.

GARY D. ENGLE, age 56, has been chairman of the board and the Company’s chief executive officer since November 1997. Mr. Engle serves as director and president of various subsidiaries and affiliates of the Company including Equis II, Ariston Corporation, AFG ASIT Corporation. He is also a director and serves as chairman of the board of PLM and a director, and serves as president, and chief executive officer of Equis Corporation, general partner of EFG. During the past five years, Mr. Engle has not been convicted in a criminal proceeding nor a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities. Mr. Engle is a U.S. citizen.

JAMES A. COYNE, age 44, has been a director and the Company’s president and chief operating officer since May 1997. Mr. Coyne serves as senior vice president of various subsidiaries and affiliates of the Company, including, Equis II, AFG ASIT Corporation and AFG Realty Corporation. Mr. Coyne is a director and president of PLM International, Inc. Mr. Coyne has served as senior vice president of Equis Corporation, the general partner of EFG, since December 1996. During the past five years, Mr. Coyne has not been convicted in a criminal proceeding nor a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities. Mr. Coyne is a U.S. citizen.

Ownership of the Company

The following table sets forth certain information regarding our ownership of the Company Common Stock as of July 26, 2004. We own approximately 85.4% of the Company Common Stock. We are the only persons or entities that own more than 5% of the Company Common Stock.

Name of Person or Entity	Number of Shares	Percent of Total Shares

Gary D. Engle, Chairman, Chief Executive Officer and Director	770,561 (1)	54.7%

James A. Coyne, President, Chief Operating Officer and Director	432,980 (2)	30.7%

(1)   Includes 1,100 shares owned directly, 587,321 shares owned by a family corporation over which he has control, and 82,140 shares owned by the trustee of a rabbi trust for the benefit of Mr. Engle over which Mr. Engle has voting control. The shares held by such trustee represent salary deferred by Mr. Engle pursuant to the Company’s Incentive Compensation Plan. Also includes 100,000 shares owned by a family trust and transferred to the benefit of his children over which Mr. Engle has voting control but disclaims beneficial ownership.
(2)   Includes 3,000 shares owned directly, 347,841 shares owned by a family corporation over which he has control and 82,139 shares owned by the trustee of a rabbi trust for the benefit of Mr. Coyne over which Mr. Coyne has voting control. The shares held by such trustee represent salary deferred by Mr. Coyne pursuant to the Company’s Incentive Compensation Plan.

Prior Stock Purchases

On August 29, 2003, GDE Investment Corporation, an entity controlled by Mr. Engle, purchased 132,467 shares of the Company Common Stock in a privately negotiated transaction for $1.20 per share. On the same date, JAC Investment Corporation, an entity controlled by Mr. Coyne, acquired 66,233 shares of the Company Common Stock in a privately negotiated transaction for $1.20 per share. Both of the purchases were made from limited partnerships whose general partner was controlled by Mr. Engle and whose sole assets consisted of the shares of the Company Common Stock sold to GDE Investment Corporation and JAC Investment Corporation.

VIII.   FINANCING OF THIS OFFER TO PURCHASE

We intend to self-finance this Offer to purchase the remaining outstanding shares of the Company Common Stock at a purchase price of $1.40 per share. The maximum purchase price if all of the remaining outstanding shares of Company Common Stock are tendered is approximately $286,242.60. We have no alternative financing arrangements.

IX.   PAST TRANSACTIONS

During the past two years, the following transactions occurred between the Company and us or our affiliates.

   In the first quarter of 2003, the Company used proceeds received from the sale of Rancho Malibu to pay the outstanding principal and interest due on a $4.4 million note held by certain affiliates controlled by Mr. Engle.

The following chart provides a summary of the 2002 and 2003 management fees and administrative charges the Company paid to Equis Financial Group, Inc., an entity controlled by Mr. Engle (in thousands of dollars):

	2003	2002

Equipment management fees	$417	$547
Administrative charges	261	589

Total	$678	$1,136

In the fourth quarter of 2003, we paid $0.9 million of accrued interest on certain notes due to the Company.

In 1997, the Company established a Deferred Compensation Plan for our benefit. Pursuant to the terms of the Plan, we receive shares of the Company’s Common Stock instead of cash compensation. The number of shares allocated to us is determined at the end of each month by dividing the average closing price of the Company’s Common Stock for the last ten trading days of the month into the dollar amount that otherwise would have been paid to us as cash compensation for the month. The shares are fully vested and are held in a rabbi trust established for our benefit, but are not expected to be transferred to us until termination of our employment. The Company treats the issuance of shares under this Plan as compensation and, therefore, recognizes an expense equal to the amount of cash compensation that would have been paid to each individual. Total compensation expenses related to this Plan of $0.2 million was recorded in each of the years ended December 31, 2003 and 2002. We waived the Company’s requirement to fund this Plan for the years ended December 31, 2003 and 2002 and as such, no shares were issued in each of the respective years.

On August 29, 2003, we purchased a total of 198,700 shares of the Company’s outstanding Common Stock for $1.20 per share. The 198,700 shares of Company Common Stock were owned by certain liquidating partnerships and AFG Investment Trust A Liquidating Trust.

X.    CONDITIONS OF THIS OFFER

We may terminate this Offer to Purchase upon the occurrence of any of the following events provided that any action attributed to the Company may only be an action taken at the direction of senior management other than Messrs. Engle and Coyne:

1.If there is any instituted or pending action or proceeding before any domestic court, government or governmental entity, other than by the Company, a shareholder of the Company or any person affiliated with the Company, (i) challenging or seeking to make illegal, to delay materially or otherwise to restrain or prohibit the making of this Offer to Purchase, the acceptance for payment of or payment for some of or all the shares by us or the consummation of the reverse stock split, (ii) seeking to prohibit or impose material limitations on our ability to effectively exercise full rights of ownership of our shares of common stock of the Company or seeking to prohibit us from effectively controlling in any material respect the business and operations of the Company, (iii) seeking to require divestiture of any of our shares of common stock of the Company or seeking to obtain from the Company or us, by reason of any of the transactions contemplated by our agreement with the Company dated as of January 14, 2004 any damages that are material to us or the Company, or (iv) that otherwise, in our reasonable judgment, is likely to materially adversely affect us or the Company, provided that, in any such case, we shall have used our commercially reasonable efforts to defeat or have vacated such action or proceeding and shall have failed to do so.

2.If any action taken, or any statute, rule, or regulation enacted, enforced, promulgated, issued or deemed applicable to us, the Company, this Offer to Purchase or the reverse stock split, by any government or governmental entity.

3.The occurrence of (i) any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange, which suspension or limitation shall continue for at least three consecutive trading days, (ii) any decline in either the Dow Jones Industrial Average or the Standard and Poor’s 500 Index by an amount in excess of 25%, measured from January 14, 2004 (iii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iv) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States which would reasonably be expected to have a material adverse impact on the capital markets of the United States, or (v) in the case of any of the foregoing existing on January 14, 2004, a material acceleration, escalation or worsening thereof.

4.The Company shall have breached or failed to perform in any material respect any of its covenants or agreements under the agreement with the Company, or any of the representations and warranties of the Company set forth in such agreement shall not be true and correct.

5.The agreement with the Company shall have been terminated in accordance with its terms.

6.A tender offer or exchange offer for more than 50% of the issued and outstanding shares of the common stock of the Company shall have been made or publicly made or proposed by a third party for a price in excess of $1.40.

7.The Board of Directors (through its special committee) of the Company withdraws or modifies in a manner adverse to us its approval or recommendation of this Offer to Purchase, the our agreement with the company, or the reverse stock split;

XI.   FINANCIAL INFORMATION AND INCORPORATION BY REFERENCE

The Company’s financial information is included in the following documents that are incorporated by reference herein:
  The Company’s Quarterly Report on Form 10-QSB for the three months ended June 30, 2004;
  The Company’s Quarterly Report on Form 10-QSB/A for the three months ended March 31, 2004;
  The Company’s Annual Report on Form 10-KSB/A for fiscal year ended December 31, 2003, including audited financial information;
  The Company’s Filing on Form 8-K dated July 8, 2004;
  The Company’s Filing on Form 8-K dated June 22, 2004
  The Company’s Filing on Form 8-K dated January 15, 2004
  The Company’s Filing on Form 8-K dated November 12, 2003;
  The Company’s Filing on Form 8-K dated August 13, 2003;
  The Company’s Filing on Form 8-K dated May 20, 2003;
  The Company’s Filing on Form 8-K dated May 6, 2003; and
  The Company’s Filing on Form 8-K dated April 15, 2003.
We undertake to provide, without charge, to each person to whom this Offer to Purchase is delivered, upon written or oral request of such person and by first class mail or other equally prompt means within one business day or receipt of such request, a copy of any and all of the information that has been incorporated by reference in this Offer to Purchase (not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information that this Offer to Purchase incorporates). Requests for any information shall be made to us at 200 Nyala Farms, Westport, CT 06880; attention: Mr. James A. Coyne; telephone (203) 301-0555. Copies of these reports are also available at the SEC's website (http://www.sec.gov). The Company’s SEC file number is 0-16886.
Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Offer to Purchase to the extent that a statement contained herein (or in any other subsequently filed documents which also is deemed to be incorporated by reference herein) modifies or supersedes the statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Offer to Purchase.

XII.   CERTAIN LEGAL MATTERS AND REGULATORY APPROVAL

Litigation

On June 9, 2004, Robert Lewis, as plaintiff, filed a class and derivative action, captioned Robert Lewis v. Gary D. Engle, James A. Coyne, AFG ASIT Corporation, Equis II Corporation, Semele Group Inc., PLM MILPI Holdings LLC, and AFG Investment Trust C, C.A. No. 497-N, in the Court of Chancery of the State of Delaware, on behalf of a proposed class of investors holding units of beneficial interest in AFG Investment Trust C, against a number of its affiliates, including AFG ASIT Corporation, its managing trustee; Semele Group, Inc., the indirect corporate parent of AFG ASIT Corporation; both of us, as officers of Semele Group, Inc.; all as defendants, and the Trust as a nominal defendant, requesting the court to, among other things, preliminarily and permanently enjoin the liquidation of the Trust.

The lawsuit is not related to the series of transactions, including the stock split or this Offer to Purchase, which will have the combined effect of taking the Company private.

The plaintiff has alleged, among other things, claims against the defendants on behalf of the Trust for breaches of fiduciary duty and a duty to disclose, as well as breach of the trust agreement that governs the Trust. These allegations relate to a consent solicitation statement mailed by the Trust to its unitholders on or about June 2, 2004, and the transactions described therein. Specifically, plaintiff has asserted that the transactions described in the consent solicitation statement are not entirely fair to minority interest holders in the Trust and represent conflicts of interest with respect to certain defendants. The plaintiff also has alleged that the consent solicitation statement failed to disclose certain information about the MILPI sale transaction and the amendments to the trust agreement, each as described therein, and is materially misleading. In addition, the plaintiff alleges that the managing trustee has breached the trust agreement by acting to dissolve the Trust prior to the occurrence of certain events described in the trust agreement as conditions precedent to the liquidation of the Trust.

The plaintiff has requested that the court preliminarily and permanently enjoin the liquidation of the Trust, the consent solicitation and the MILPI sale transaction and the amendments; certify the lawsuit as a class action and the plaintiff as representative of the class; order corrective supplemental disclosures; award unspecified damages; and such other relief as the court may grant. The defendants deny all of the plaintiff’s allegations and intend to vigorously defend against the lawsuit.

General

We are not aware (i) of any license or other regulatory permit that appears to be material to the business of the Company or any of its subsidiaries, taken as a whole, that might be adversely affected by our acquisition of Company Common Stock pursuant to this Offer to Purchase or (ii) except as set forth below, of any approval or other action by any domestic (federal or state) or foreign governmental entity which would be required prior to our acquisition of Company Common Stock. Should any such approval or other action be required, it is our present intention to seek such approval or action. We do not currently intend, however, to delay the purchase of Company Common Stock tendered pursuant to this Offer to Purchase, pending the outcome of any such action or the receipt of any such approval (subject to our right to decline to purchase Company Common Stock if any of the conditions in Article X shall have occurred). There can be no assurance that any such approval or other action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the business of the Company or us or that certain parts of the businesses of the Company might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain such approval or other action or in the event that such approval was not obtained or such other action was not taken. Our obligation under this Offer to Purchase to accept for payment and pay for Company Common Stock is subject to certain conditions, including conditions relating to the legal matters discussed in this Article XII. See Article X for certain conditions of this Offer.

State Takeover Laws

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the Delaware General Corporation Law prevents an “interested stockholder” (generally a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock, or an affiliate or associate thereof) from engaging in a “business combination” (defined to include mergers and certain other transactions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, prior to such date the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder. We do not believe that the purchase of Company Common Stock pursuant to this Offer to Purchase is subject to Section 203 of Delaware General Corporation Law because we have been interested stockholders for approximately four years.

A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquirer from voting on the affairs of a target corporation without the prior approval of the remaining stockholders. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

The Company, directly or through its subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to this Offer to Purchase and we have not complied with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover laws is applicable to this Offer to Purchase, and an appropriate court does not determine that it is inapplicable or invalid as applied to this Offer to Purchase, we might be required to file certain information with, or receive approvals from, the relevant state authorities or the Company’s shareholders. In addition, if enjoined, we might be unable to accept for payment any Company Common Stock tendered pursuant to this Offer to Purchase, or be delayed in continuing or consummating this Offer to Purchase. In such case, we may not be obligated to accept for payment any Company Common Stock tendered.

Antitrust

Under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, and the rules that have been promulgated thereunder by the Federal Trade Commission, certain acquisition transactions may not be consummated unless specified information has been furnished to the Antitrust Division of the Department of Justice and the Federal Trade Commission and applicable waiting period requirements have been satisfied.

The Federal Trade Commission and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as our proposed acquisition of Company Common Stock pursuant to this Offer to Purchase. At any time before or after our purchase of Company Common Stock pursuant to this Offer to Purchase, the Federal Trade Commission or the Antitrust Division could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Company Common Stock pursuant to this Offer to Purchase or seeking the divestiture of Company Common Stock purchased by us or the divestiture of our assets or the divestiture of substantial assets of the Company or its subsidiaries. Private parties and state attorneys general also may bring legal action under federal or state antitrust laws under certain circumstances. Based upon an examination of information available to us relating to the businesses in which we, the Company and its respective subsidiaries are engaged, we believe that this Offer to Purchase will not violate the antitrust laws. Nevertheless, there can be no assurance that a challenge to this Offer to Purchase on antitrust grounds will not be made or, if such a challenge is made, what the result would be. See Article X for certain conditions to this Offer to Purchase, including conditions with respect to litigation.

XIII.   FEES AND EXPENSES

We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Company Common Stock pursuant to this Offer to Purchase. We have retained the law firm of Nixon Peabody LLP to provide legal assistance and to prepare this Offer to Purchase and related documentation. We estimate that our legal fees will be $25,000. In addition, we estimate our filing, printing, publishing and distribution costs related to this Offer to purchase will be $15,000.

XIV.   MISCELLANEOUS

This Offer to Purchase is being made solely by this Offer to Purchase and the related Letter of Transmittal and is being made only to holders of Company Common Stock. We are not aware of any jurisdiction where the making of this Offer to Purchase is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of this Offer to Purchase or the acceptance of the Company Common Stock pursuant thereto, we will make a good faith effort to comply with any such state statute. If, after such good faith effort, we cannot comply with any such statute, this Offer to Purchase will not be made to (nor will tenders be accepted on behalf of) the holders of Company Common Stock in such state. In any jurisdiction where the securities, blue sky or other laws require this Offer to Purchase to be made by a licensed broker or dealer, this Offer to Purchase shall be deemed to be made on behalf of us by one or more registered brokers or dealers licensed under the laws of the jurisdiction.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF US OR THE COMPANY NOT CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST BEEN RELIED UPON AS HAVING BEEN AUTHORIZED.

Pursuant to Rule 14d-3 of the General Rules and Regulations under the Securities and Exchange Act of 1934, we have filed with the U.S. Securities and Exchange Commission the Schedule TO, together with exhibits, furnishing certain additional information with respect to this Offer to Purchase. The Schedule TO and any amendments thereto, including exhibits, may be inspected at, and copies may be obtained from, the same places and same manner as set forth in this Offer to Purchase, under the heading “SPECIAL FACTORS – Background, Purpose and Reason for this Offer to Purchase; Effects of this Offer to Purchase.”

                       Gary D. Engle
                       James A. Coyne

Dated: August 24, 2004

APPENDIX A

AGREEMENT
THIS AGREEMENT (this “Agreement”) is made as of January 14, 2004, by and between SEMELE GROUP, INC., a Delaware corporation (the “Company”) on the one hand and James A Coyne (“Coyne”) and Gary D. Engle (“Engle” and together with Coyne, the “Purchasers”) on the other hand.

A.   Engle is the Chairman and Chief Executive Officer of the Company and Coyne is a director and Chief Operating Officer of the Company.

B.   The Company is a reporting company under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and desires to engage in a series of transactions that will permit the Company to cease reporting under the Exchange Act and result in the Company's shareholders, other than the Purchasers, receiving, or having the opportunity to receive a cash payment for their shares.

C.   To the extent, if any, the Company does not have the monies available to fund the payments to the shareholders contemplated by this Agreement, the Purchasers are willing to contribute to the Company, on the terms herein, the monies needed to fund these payments.

NOW, THEREFORE, in consideration of the mutual covenants, agreements, representations, and warranties contained in this Agreement, the Company and the Purchasers agree as follows:

1.   Company’s Covenants

. The Company agrees to perform the following acts at its own cost and expense:

(a)   As soon as reasonably practicable following the date of this Agreement, the Company shall take all steps necessary to convene a special meeting of its shareholders (the “Special Meeting”), to seek approval of the shareholders of a 4,001 to 1 reverse split (the “Reverse Split”) immediately followed by a 1 to 4,001 forward split (the “Forward Split” and, together with the Reverse Split, the “Split”) of the Company's common stock to be effected within ten (10) days of receipt of Shareholder Approval (as hereinafter defined) (the “Effective Date”); provided that, in addition to the requisite approval under the Delaware General Corporation Law (the “DGCL”), to be effective the Split must be approved by the holders of a majority of the Company’s outstanding common stock present and voting at the Special Meeting, excluding, for these purposes, all shares of common stock owned, directly or indirectly, by the Purchasers (such requisite approval under the DGCL and approval by a majority of such shares shall hereafter be collectively referred to as the “Shareholder Approval”); and provided further, that the common stock owned, directly or indirectly, by the Purchasers shall be counted toward determining the existence of a quorum at the Special Meeting.

(b)   The Company shall prepare and file, as soon as reasonably practicable, with the Securities and Exchange Commission (the “SEC”) all filings necessary and appropriate to obtain shareholder approval of the Split, including but not limited to preliminary and definitive proxy statements (collectively, the “Proxy Statements”) and a Rule 13E-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”). The Company shall provide the Purchasers with copies of all filings with a reasonable amount of time to comment on the filings before filing with the SEC and shall use its reasonable best efforts to make therein all reasonable comments provided by the Purchasers. The Company shall pay the filing fees for the Schedule 13E-3 and the Proxy Statements and will use its commercially reasonable efforts to promptly respond to comments by the SEC concerning the Proxy Statements and/or the Schedule 13E-3. Each party to this Agreement will notify the other parties promptly of the receipt of the comments of the SEC, if any, notification of SEC approval of the Proxy Statements and of any request by the SEC for amendments or supplements to the Schedule 13E-3, the Proxy Statements or for additional information, and will promptly supply the other parties with copies of all correspondence between such party or its representatives, on the one hand, and the SEC or members of its staff, on the other hand, with respect to the Schedule 13E-3 or the Proxy Statements. If at any time prior to the Special Meeting, any event should occur relating to the Company which should be set forth in an amendment of, or a supplement to, the Schedule 13E-3 or the Proxy Statements, the Company will promptly inform the Purchasers of such event, and will, upon learning of such event, promptly prepare, file and, if required, mail such amendment or supplement to the Company’s shareholders; provided that, prior to such filing or mailing, the Company shall consult with the Purchasers with respect to such amendment or supplement and shall afford the Purchasers reasonable opportunity to comment thereon.

(c)   If the Company obtains Shareholder Approval, it shall, as soon as reasonably practicable thereafter, file, or cause to be filed, with the Secretary of State of the State of Delaware, all forms, consents, certificates, agreements, documents and filing fees, necessary to effectuate the Split under, and in conformity with, the DGCL.

(d)   Promptly following Shareholder Approval, the Company shall send to the Purchasers written notice (the “Company Notice”) disclosing the total number of shares to be repurchased by the Company as a result of the Reverse Split and the amount cash, in excess of the Company's cash on hand, if any, needed to fully fund the repurchase of all fractional shares resulting from the Reverse Split at $1.40 per pre-Reverse Split share and the costs associated therewith (the difference between the cash needed to fully fund the repurchase plus the associated costs and the Company's cash on hand is referred to herein as the “Funding Amount”).

(e)   As soon as reasonably practicable following the Effective Date and following receipt of the Funding Amount (if any) from the Purchasers, the Company shall repurchase all fractional shares of common stock owned, directly or indirectly, by the shareholders on the record date of, and as a result of, the Reverse Split; provided the Company shall not be required to repurchase any fractional shares owned by such holders if the holder also owns a whole share of common stock after giving effect to the Reverse Split; provided further the repurchase of any fractional shares is subject to the prior delivery of certificates representing such shares of Company common stock (or duly prepared and executed affidavits of lost stock certificates and indemnification agreements with respect to the certificates representing such shares) to be repurchased accompanied by duly and validly executed and delivered letters of transmittal and other documentation reasonably required to be delivered to the Company. All repurchases shall be effectuated in accordance with the DGCL and all rules or regulations promulgated by the SEC, and upon the repurchase of such shares, the holder of such shares shall thereby have no further equity interest in the Company.

(f)   As soon as reasonably practicable following the Effective Date, the Company shall take all steps necessary to terminate the registration of its common stock under the Exchange Act.

(g)   The non-Purchaser members of the Company’s board of directors shall have resigned effective upon the closing date of the Split, provided that concurrent with such resignation the Company: (i) enters into an indemnification agreement with each resigning director, in the form attached hereto as Exhibit A; and (ii) (A) agrees in writing to continue in effect its directors and officers liability insurance applicable to, among other persons, each resigning director substantially similar to its presently existing directors and officers liability insurance (the “D&O Policy”) for five (5) years after the effective date of resignation or procures “tail” coverage for each resigning director on terms substantially similar to the terms and conditions of the Company’s existing D&O Policy, and (B) undertakes in writing to fund or cause to be funded or pre-funds all of the premium payments necessary to maintain the D&O Policy or the “tail” coverage for a period of five (5) years from the effective date of resignation; provided, however, that if the aggregate annual premium for such insurance at any time during such period shall exceed 200% of the per annum rate of premium paid by the Company as of the date hereof for such insurance, then the Company shall provide or cause to be provided coverage in an amount equal to the greater of (X) only such coverage as shall then be available at an annual premium equal to 200% of such rate and (Y) such coverage as shall then be available to either of the Purchasers under the D&O Policy or such “tail” coverage (but in no event greater than the coverage otherwise required under this paragraph).

2.   Purchasers’ Covenants

. The Purchasers, jointly and severally, agree to perform the following acts at their own cost and expense:

(a)    The Purchasers shall cooperate with the Company in preparing and filing the Proxy Statements and Schedule 13E-3.

(b)   Within two (2) business days following receipt of the Company Notice, the Purchasers shall contribute to the Company the Funding Amount in immediately available funds to be effected by the sale by the Company to the Purchasers of such number of shares of newly issued common stock as may be purchased by the Funding Amount at a purchase price of $1.40 per pre-Reverse Split share.

(c)   As soon as reasonably practicable following Shareholder Approval, the Purchasers, or one or more affiliates of the Purchasers, shall commence a tender offer to purchase all of the outstanding shares of common stock of the Company, except for shares owned by the Purchasers, that are not otherwise being repurchased by the Company pursuant to Section 1(e) above, at a price equal to $1.40 per share of common stock owned by persons on the record date of the Split (the “Tender Offer”). The Tender Offer shall be made in compliance with all rules or regulations as promulgated by the SEC and shall be open for a minimum of sixty (60) days commencing from the date of mailing of the tender offer documents The Tender Offer shall be subject to the terms and conditions set forth in Exhibit B attached hereto. The Company shall cooperate with the Purchasers in connection with the Tender Offer.

(d)   So long as the Company has performed all of its obligations under this Agreement that are required to be performed on or prior to the Effective Date, the Purchasers shall not object to any action in law or equity brought by any shareholder of the Company, including a derivative action brought on behalf of the Company, in any venue that has proper jurisdiction over such claim, to enforce the Purchasers’ obligation to commence and complete the Tender Offer in accordance with, and subject to, the terms of this Agreement and Exhibit B.

3.   Conditions of the Parties
.
(a)   The Company's obligation to purchase fractional shares pursuant to Section 1(e) is expressly conditioned upon the Purchasers delivering the Funding Amount to the Company in accordance with Section 2(b).
(b)   The Purchasers' obligations hereunder are expressly conditioned upon Shareholder Approval. Subject to Sections 1(g) and (2(d) above, the Purchasers’ obligations to contribute the Funding Amount and to commence, by themselves or through one or more affiliates, the Tender Offer are also expressly conditioned upon the resignation of the non-Purchaser members of the Company’s board of directors upon the Effective Date, provided that the Purchasers shall use their commercially reasonable efforts to cause the Company to concurrently fulfill its obligations under Section 1(g).

4.   Representations and Warranties
.
(a)   The Company represents and warrants to the Purchasers that: (i) the Company is a corporation duly incorporated and validly existing under the laws of the State of Delaware; (ii) this Agreement and the transactions contemplated hereby have been duly and validly authorized by the board of directors of the Company or a duly authorized committee thereof and, other than the Shareholder Approval, no other corporate approval is required in connection with the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby; (iii) the issuance of the shares of common stock of the Company to the Purchasers as contemplated by Section 2(b) hereof shall be exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”); and (iv) the board of directors of the Company has received from Duff & Phelps LLC an opinion on January 14, 2004, regarding the fairness of the consideration to be paid to shareholders in the transactions contemplated hereby.

(b)   Each of the Purchasers, severally and not jointly, as of the date hereof and the Effective Date, represents and warrants to the Company (i) that the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby by such Purchaser will not constitute a default under, violate or conflict with any material agreement to which such Purchaser is a party or by which such Purchaser or his assets are bound, any law, rule or regulation, or any order, judgment or decree applicable to him and will not result in the imposition of a lien on any of his assets; (ii) such Purchaser is an “accredited investor” within the meaning of Rule 501(a) promulgated under the Securities Act; (iii) each Purchaser will hold any shares issued pursuant to Section 2(b) hereof for investment only and not with a view towards distributing these shares; and (iv) each Purchaser understands that a restrictive legend may be placed on, and transfer restrictions imposed with respect to, shares of common stock of the Company issued to such Purchaser pursuant to Section 2(b) hereof.

5.   Governing Law

. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

6.   Counterparts

. This Agreement may be executed in counterparts, each of which shall constitute an original, but all together shall constitute one and the same instrument.

7.   Successors and Assigns

. Except as otherwise provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto. This Agreement may not be assigned by either party without the written consent of the non-assigning party.

8.   Entire Agreement; Amendments

. This Agreement constitutes the full and entire understanding and Agreement between the parties with regard to the subject hereof. This Agreement or any term hereof may be amended, waived, discharged or terminated solely by a written instrument signed by the Company and Purchasers.

9.   Notices

. All notices and other communications required or permitted hereunder shall be in writing and shall be mailed by registered or certified mail, postage prepaid, or otherwise delivered by hand or by messenger, or nationally recognized overnight courier, addressed (a) if to Purchasers, 200 Nyala Farms, Westport, CT 06880, Attention: James A. Coyne, with a copy to Nixon Peabody LLP, 437 Madison Avenue, New York, New York 10022, Attention: Richard F. Langan, Jr., Esq., or at such other address as shall have been furnished to the Company upon not less than ten days notice in writing, or (b) if to the Company, 200 Nyala Farms, Westport, CT 06880, Attention: Richard Brock, with a copy to Shefsky & Froelich Ltd., 444 North Michigan Avenue, Suite 2500, Chicago, Illinois 60611, Attention: Michael J. Choate, Esq., or at such other address as shall have been furnished to the Purchasers upon not less than ten (10) days written notice.

10.   No Presumption Against Drafter

. Each of the parties hereto has jointly participated in the negotiation and drafting of this Agreement. In the event an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by each of the parties hereto and no presumptions or burdens of proof shall arise favoring any party by virtue of the authorship of any provisions of this Agreement.

11.   Conduct of the Business

. Except as contemplated by this Agreement, during the period from the date of this Agreement to the Effective Date, and except with respect to actions taken by, at the direction of, or with the approval of, the Purchasers, the Company shall operate its business in the ordinary course of business.

12.   Termination

. This Agreement may be terminated and abandoned at any time prior to the Effective Date, whether before or after Shareholder Approval: (a) by mutual written consent of Purchasers and the Company; or (b) by either Purchasers or the Company: (i) if, upon a vote at the Special Meeting or any adjournment thereof, Shareholder Approval shall not have been obtained; (ii) if the Split shall not have been consummated on or before September 30, 2004, provided that the failure to consummate the Split is not attributable to the failure of the terminating party to use its commercially reasonable efforts to fulfill its obligations pursuant to this Agreement; (iii) if there shall be any law or regulation that makes consummation of the Split or Tender Offer illegal or otherwise prohibited, or if any judgment, injunction, order or decree enjoining or otherwise restraining the Purchasers or the Company from consummating the Split or Tender Offer is entered; (iv) by the Purchasers, if, prior to the Effective Date, the Company shall breach, in any material respect, any of its representations, warranties or obligations hereunder and such breach shall not have been cured or waived within ten (10) days of notice thereof from the Purchasers; or (v) by the Company, if Purchasers shall breach in any material respect any of its representations, warranties or obligations hereunder and such breach shall not have been cured or waived within ten (10) days of notice thereof from the Company. In the event of the termination and abandonment of this Agreement pursuant to this Section 12, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its affiliates, agents, directors, officers or shareholders and all rights and obligations of any party hereto shall cease.

13.   Public Announcements

. Purchasers, on the one hand, and the Company, on the other hand, will consult with each other before issuing, and provide each other the opportunity to review and comment upon, any press release or other public statements with respect to the existence of and transactions contemplated by this Agreement, and shall not issue any such press release or make any such public statement without the consent of the other party following such consultation, except as may be required by applicable law, regulation or judicial process, and in such case only after reasonable notice to the other party.

14.   Non-survival of Representations and Warranties

. None of the representations and warranties set forth in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the completion of the Tender Offer, provided, however, this Section shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Date.

15.   Fees and Expenses

. Except as provided otherwise in this Agreement, whether or not the Split and the Tender Offer shall be consummated, each party hereto shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the transactions contemplated hereby.

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as an agreement under seal as of the date and year first written above.

THE COMPANY:

SEMELE GROUP, INC.

By:	/s/ Richard K. Brock
Its:	Chief Financial Officer

PURCHASERS:

/s/ James A. Coyne
JAMES A. COYNE

/s/ Gary D. Engle
GARY D. ENGLE

EXHIBIT A

INDEMNIFICATION AGREEMENT

THIS INDEMNIFICATION AGREEMENT (this "Agreement") is made as of __________, 2004, by and between SEMELE GROUP, INC., a Delaware corporation (the "Company"), and ____________ ("Indemnitee").
RECITALS
WHEREAS, the Company desires that Indemnitee resign his position as a director of the Company;

WHEREAS, Indemnitee has agreed to resign his position as a director of the Company, provided that the Company indemnifies Indemnitee as set forth herein, in addition to any insurance coverage provided by the Company for Indemnitee.

NOW, THEREFORE, the Company and Indemnitee hereby agree as set forth below.
1.Indemnification.

(a)To the extent permitted under the Delaware General Corporation Law (the "DGCL"), the Company shall indemnify Indemnitee against any losses, judgments, liabilities, expenses and amounts paid in settlement of any claim sustained by Indemnitee by reason of the fact that Indemnitee is or was serving as a director, officer, employee or agent of the Company or acting in such capacity in another entity at the Company's direction, provided that the liability or loss was not the result of gross negligence or willful misconduct by Indemnitee.

(b)The Company will not indemnify Indemnitee for any liability imposed by judgment and the costs associated therewith, including attorneys' fees, arising from or out of a violation of state or federal securities laws unless: (i) a court approves the settlement and finds that indemnification of the settlement and related costs is proper; or (ii) there has been a dismissal with prejudice or a successful adjudication on the merits of each count involving alleged securities law violations, provided that Indemnitee apprises the court of the position of the Securities and Exchange Commission with respect to indemnification for securities law violations before seeking court approval for indemnification.

(c)To the extent permitted under the DGCL, the Company shall advance funds to Indemnitee for legal expenses and other costs incurred as a result of a legal action initiated against Indemnitee if the legal action relates to the performance of duties or services by Indemnitee on behalf of the Company and Indemnitee agrees in writing to repay the advanced funds to the Company if it is ultimately determined that Indemnitee is not entitled to indemnification. The rights accruing to Indemnitee hereunder shall be in addition to any other right to which Indemnitee may be lawfully entitled, and nothing contained herein shall restrict the right of Indemnitee to contribution as may be available under applicable law.

2.Procedures for Indemnification and Expense Advances.

(a)Notice/Cooperation By Indemnitee. Indemnitee shall notify the Company in writing as soon as practicable of any claim or action made against Indemnitee for which indemnification will or could be sought under this Agreement; provided that failure to so notify shall not affect Company's obligations hereunder unless the failure to so notify materially prejudices the Company's rights or defenses in connection with the underlying claim or action. In addition, Indemnitee shall cooperate with the Company and provide it with the information it reasonably requires to assert its rights or defenses to the underlying claim or action.

(b)Timing of Payments. The Company shall make all payments required under this Agreement as soon as practicable after written demand by Indemnitee is presented to the Company, but in no event later than five (5) business days after Indemnitee presents its demand to the Company.

(c)No Presumptions: Burden of Proof. For purposes of this Agreement, the termination of any claim or action by judgment, order, settlement (whether with or without court approval) or conviction or upon a plea of nolo contendere, or its equivalent, shall not create a presumption that Indemnitee did not meet any particular standard of conduct or have any particular belief or be treated as a decision of a court that indemnification is not permitted by this Agreement or applicable law. If a claim for indemnification under this Agreement is not timely paid by the Company, Indemnitee may, but need not, bring an action against the Company to recover the unpaid amount of the claim and, subject to Section 13 of this Agreement, Indemnitee shall also be entitled to be paid for the expenses (including attorneys' fees) of bringing the action. The Company may assert, as a defense to any such action (other than an action brought to enforce a claim for expenses incurred in connection with any action or proceeding in advance of its final disposition), that Indemnitee has not met the required standard of conduct for the Company to indemnify Indemnitee for the amount claimed. The burden of proof shall be on Indemnitee to establish, by a preponderance of the evidence, that he is entitled to indemnification. If the Company contests Indemnitee's right to indemnification, the decision shall be reserved for a court; and neither the Company's failure to determine that indemnification is proper nor the Company's determination that indemnification is not proper shall create a presumption that Indemnitee has or has not met the applicable standard of conduct.

(d)Notice to Insurers. If the Company has director and officer liability insurance, or "tail" coverage with respect to Indemnitee in effect at the time that it is notified of a claim, the Company shall promptly notify the insurers of the claim in accordance with the procedures set forth in the respective policies. The Company shall thereafter take all necessary or desirable action to cause the insurers to pay on behalf of Indemnitee all amounts payable as a result of the proceeding in accordance with the terms of the policies.

(e)Selection of Counsel. The Company may assume the defense of any claim or proceeding for which indemnification is sought by Indemnitee with counsel approved by Indemnitee, provided that Indemnitee may not unreasonably withhold approval, so long as the Company notifies Indemnitee of Company's election within a reasonable time of receiving notice of the claim or proceeding. If Indemnitee approves exercise of the Company's rights hereunder, the Company will not be liable to Indemnitee under this Agreement for any fees of counsel subsequently incurred by Indemnitee with respect to the same proceeding, provided that: (i) Indemnitee shall have the right to employ his or her own counsel in any such proceeding at Indemnitee's expense; and (ii) if (A) the employment of counsel by Indemnitee has been previously authorized by the Company, (B) Indemnitee shall have reasonably concluded that there may be a conflict of interest between the Company and Indemnitee in the conduct of any such defense, or (C) the Company shall not, in fact, have employed counsel to assume the defense of such proceeding, then the fees and expenses of Indemnitee's counsel shall be paid by the Company.

3.Additional Indemnification Rights; Nonexclusivity.

(a)Scope. Notwithstanding any provision of this Agreement, if, after the date of this Agreement, the Company's Certificate of Incorporation or other governing document is amended to expand the Company's right to indemnify a member, or former member, of its board or an existing or former officer, employee or agent, then Indemnitee shall be entitled to the increased protection. If the Certificate of Incorporation or other governing document is amended to narrow or limit the Company's right to indemnify a member or former member of its board or an exiting or former officer, employee or agent, such changes, to the extent not otherwise required by law, statute or rule to be applied to this Agreement shall have no effect on this Agreement or the parties' rights and obligations hereunder.

(b)Nonexclusive. The indemnification provided by this Agreement shall not be deemed exclusive of any rights to which Indemnitee may be entitled under the Company's Certificate of Incorporation or other governing document, any agreement, any vote of shareholders or disinterested directors, any applicable law or otherwise, both as to action in Indemnitee's official capacity and as to action in another capacity while holding office. The indemnification provided under this Agreement shall continue as to Indemnitee for any action taken or not taken while serving in an indemnified capacity even though he may have ceased to serve in the capacity at the time of any action or other covered proceeding.

4.Partial Indemnification. If Indemnitee is entitled under any provision of this Agreement to indemnification by the Company for some or a portion of the expenses, judgments, fines or penalties actually or reasonably incurred by him or her in investigating, defending, appealing or settling any civil or criminal action or proceeding, but not, however, for the total amount thereof, the Company shall nevertheless indemnify Indemnitee for the portion of such expenses, judgments, fines or penalties to which Indemnitee is entitled.

5.Insurance Coverage. The Company shall (A) continue to effect its directors and officers liability insurance policy applicable Indemnitee on terms substantially similar to its presently existing directors and officers liability insurance policy (the "D&O Policy") for five (5) years after the effective date of resignation, or shall procure "tail" coverage for Indemnitee on terms substantially similar to the D&O Policy, and (B) pre-fund all of the premium payments necessary to maintain the D&O Policy or the "tail" coverage for a period of five (5) years from the effective date of Indemnitee's resignation as a member of the Company's board of directors. The Company' acknowledges that Indemnitee's resignation as a member of the Company's board of directors shall not be effective until such time as the Company has fulfilled its obligations under this Section 5.

6.No Duplication of Payments. The Company shall not be liable under this Agreement to make any payment in connection with any claim made against Indemnitee to the extent that Indemnitee has otherwise received payment (under any insurance policy, provision of the Company's Certificate of Incorporation or other governing document) of the amounts otherwise payable hereunder.

7.Severability. If any provision or provisions of this Agreement are found invalid, illegal or unenforceable for any reason whatsoever: (a) the validity, legality and enforceability of the remaining provisions of this Agreement (including, without limitation, each portion of any section of this Agreement containing any such provision held to be invalid, illegal or unenforceable, that is not itself invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby; and (b) to the fullest extent possible, the provisions of this Agreement (including, without limitation, each portion of any section of this Agreement containing any such provision held to be invalid, illegal or unenforceable, that is not itself invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

8.Exceptions. Except as provided in Section 3(a) hereof, the Company shall not be obligated under this Agreement for the following:

(a)Claims Initiated by Indemnitee. To indemnify or advance expenses to Indemnitee with respect to proceedings or claims initiated or brought voluntarily by Indemnitee and not by way of defense, except with respect to proceedings brought to establish or enforce a right to indemnification under this Agreement or any other statute or law, unless approved by the board;

(b)Lack of Good Faith. To indemnify Indemnitee for any expenses incurred by Indemnitee with respect to any proceeding instituted by Indemnitee to enforce or interpret this Agreement, if a court of competent jurisdiction determines that each of the material assertions made by Indemnitee in such proceeding was not made in good faith or was frivolous;

(c)Insured Claims. To indemnify Indemnitee for expenses or liabilities of any type whatsoever (including, but not limited to, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) which have been paid directly to Indemnitee by an insurance carrier under a policy of director and officer liability insurance maintained by the Company; or

9.Effectiveness of Agreement. This Agreement shall be effective as of the date set forth on the first page and shall apply to prior acts or omissions if Indemnitee was an officer, director, employee or agent of the Company, or was serving at the request of the Company as a director, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, at the time the act or omission occurred.

10.Construction of Certain Phrases. For purposes of this Agreement:

(a)References to the "Company" shall include any entity or constituent entity (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, trustees, officers, employees or agents, so that if Indemnitee is or was a director, trustee, officer, employee or agent of such constituent corporation, or it or was serving at the request of such constituent corporation as a director, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, Indemnitee shall stand in the same position under the provisions of this Agreement with respect to the resulting or surviving entity as Indemnitee would have with respect to such constituent corporation if its separate existence had continued.

(b)References to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on Indemnitee with respect to an employee benefit plan; and references to "serving at the request of the Company" shall include any service as a director, trustee, officer, employee or agent of the Company which imposes duties on, or involves services by, Indemnitee with respect to an employee benefit plan, its participants, or beneficiaries.

(c)The term "expenses" shall include all reasonable attorneys' fees, retainers, court costs, transcript costs, fees of experts, witness fees, travel expenses, duplicating costs, printing and binding costs, telephone charges, postage, delivery service fees, and all other disbursements or expenses of the types customarily incurred in connection with prosecuting, defending, preparing to prosecute or defend, investigating, or being or preparing to be a witness in any proceeding, including any action, suit, arbitration, alternate dispute resolution mechanism, investigation, administrative hearing or any other proceeding whether civil, criminal, administrative or investigative, whether or not initiated prior to the effective date hereof.

11.Counterparts. This Agreement may be executed in one or more counterparts, each of which shall constitute an original.

12.Successors and Assigns. This Agreement shall be binding upon the Company and its successors and assigns, and shall inure to the benefit of Indemnitee and Indemnitee's estate, heirs, legal representatives and assigns.

13.Attorneys' Fees. If any action is instituted by Indemnitee under this Agreement to enforce or interpret any of the terms hereof, Indemnitee shall be entitled to be paid all court costs and expenses, including reasonable attorneys' fees, incurred by Indemnitee unless, as a part of the action, a court of competent jurisdiction expressly determines that each of the material assertions made by Indemnitee as a basis for the action was not made in good faith or was frivolous. Any action instituted by or in the name of the Company under this Agreement or to enforce or interpret any of the terms of this Agreement, Indemnitee shall be entitled to be paid all court costs and expenses, including attorneys' fees, incurred by Indemnitee in defense of the action (including with respect to Indemnitee's counterclaims and cross-claims made in the action) unless, as a part of the action, a court of competent jurisdiction expressly determines that each of Indemnitee's material defenses to the action was made in bad faith or was frivolous.

14.Notice. Any notice required or permitted hereunder shall be made in writing: (i) either by actual or delivery of the notice into the hands of the party entitled; or (ii) by depositing the notice in the United States mail, certified or registered, return receipt requested, all postage prepaid and addressed to the party to whom notice is to be given at the party's respective address set forth below, or such other address as the party may, from time to time, designate by written notice to the other party.

15.Choice of Law and Consent to Jurisdiction. This Agreement shall be governed by and its provisions construed in accordance with the laws of the State of Delaware.

16.Subrogation. If the Company makes any payment under this Agreement, the Company shall be subrogated to the extent of the payment to all of the rights of recovery of Indemnitee, who shall execute all documents and take all actions that may be necessary to secure these rights and to enable the Company effectively to bring suit to enforce these rights.

17.Amendment and Termination. No amendment, modification, termination or cancellation of this Agreement shall be effective unless it is in writing signed by both the parties hereto. No waiver of any of the provisions of this Agreement shall be deemed to be or shall constitute a waiver of any other provisions hereof (whether or not similar), nor shall such waiver constitute a continuing waiver.

18.No Construction as Employment Agreement. Nothing contained in this Agreement shall be construed as giving Indemnitee any right to be retained in the employ of the Company or any of its subsidiaries or affiliated entities.

The parties hereto have executed or caused to be executed this Agreement as of the date first above written.

SEMELE GROUP, INC. By:_______________________________________ James A. Coyne, President Address: 200 Nyala Farms Westport, CT 06880

AGREED TO AND ACCEPTED: INDEMNITEE: ________________________ Address: _________________________ _________________________ _________________________ (address)

EXHIBIT B

The capitalized terms used in this Exhibit B have the meanings set forth in the attached Agreement.

Notwithstanding any other provision of the Tender Offer or the Agreement, the Purchasers shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchasers’ obligation to pay for or return tendered shares of the Company’s common stock after the termination or withdrawal of the Tender Offer), to pay for any such shares, and may terminate the Tender Offer, if at any time on or after January 14, 2004 and prior to the acceptance for payment of or payment for tendered shares, any of the following conditions shall occur and be continuing:

(a)   there shall be instituted or pending any action or proceeding before any domestic court, government or governmental entity, other than by the Company, a stockholder of the Company or any person affiliated with the Company, (i) challenging or seeking to make illegal, to delay materially or otherwise to restrain or prohibit the making of the Tender Offer, the acceptance for payment of or payment for some of or all the shares by the Purchasers or the consummation by Split, (ii) seeking to prohibit or impose material limitations on the ability of the Purchasers effectively to exercise full rights of ownership of their shares of common stock of the Company or seeking to prohibit Purchasers from effectively controlling in any material respect the business and operations of the Company, (iii) seeking to require divestiture by the Purchasers of any shares of common stock of the Company or seeking to obtain from the Company or the Purchasers, by reason of any of the transactions contemplated by the Agreement any damages that are material to the Company or the Purchasers, or (iv) that otherwise, in the reasonable judgment of the Purchasers, is likely to materially adversely affect the Company or the Purchasers, provided that, in any such case, the Purchasers shall have used their commercially reasonable efforts to defeat or have vacated such action or proceeding and shall have failed to do so; or

(b)   there shall be any action taken, or any statute, rule, regulation, injunction, interpretation, judgment, order or decree enacted, enforced, promulgated, issued or deemed applicable to the Purchasers, the Company, the Tender Offer or the Split, by any court, government or governmental entity; or

(c)   there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange, which suspension or limitation shall continue for at least three consecutive trading days, (ii) any decline in either the Dow Jones Industrial Average or the Standard and Poor’s 500 Index by an amount in excess of 25%, measured from January 14, 2004 (iii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iv) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States which would reasonably be expected to have a material adverse impact on the capital markets of the United States, or (v) in the case of any of the foregoing existing on the date of this Agreement, a material acceleration, escalation or worsening thereof; or

(d)   the Company shall have breached or failed to perform in any material respect any of its covenants or agreements under the Agreement, or any of the representations and warranties of the Company set forth in the Agreement shall not be true and correct; or

(e)   the Agreement shall have been terminated in accordance with its terms; or

(f)   a tender offer or exchange offer for more than 50% of the issued and outstanding shares of the common stock of the Company shall have been made or publicly proposed by a third party for a price in excess of $1.40; or

(g)   the Board of Directors of the Company withdraws or modifies in a manner adverse to Purchasers its approval or recommendation of the Tender Offer, the Agreement or the Split;
which, in the reasonable judgment of the Purchasers, in any such case, and regardless of the circumstances giving rise to any such condition, makes it inadvisable to proceed with the Tender Offer and/or with such acceptance for payment or payments.

The foregoing conditions are for the sole benefit of the Purchasers and may be asserted by the Purchasers regardless of the circumstances giving rise to such condition or may be waived by the Purchasers in whole or in part at any time and from time to time in its sole discretion. The failure by the Purchasers at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

APPENDIX B
January 14, 2004

Special Committee of the Board of Directors
Semele Group, Inc.
200 Nyala Farms
Westport, CT 06880

Dear Special Committee:

The Special Committee of the Board of Directors (the “Special Committee”) of Semele Group, Inc. (“Semele” or the “Company”) has engaged Duff & Phelps, LLC (“Duff & Phelps”) as its independent financial advisor to provide an opinion (the “Opinion”) as to the fairness to the unaffiliated shareholders of Semele, other than Gary Engle, James Coyne, and their respective affiliates (the “Unaffiliated Shareholders”), from a financial point of view, of the contemplated transaction described below (the “Proposed Transaction”)(without giving effect to any impact of the Proposed Transaction on any particular shareholder other than in its capacity as a shareholder). Previously, Duff & Phelps has not provided financial advisory services to the Company.

Description of the Proposed Transaction

The Proposed Transaction involves an offer whereby Gary Engle and James Coyne, respectively Semele’s CEO and COO (the “Purchasers”), who together with their affiliates are the beneficial owners of approximately 58% of the outstanding common stock of Semele, propose to acquire substantially all of the outstanding shares of common stock of the Company not already owned by Purchasers for $1.40 per share (the “Per Share Amount”), subject to the Company completing a 4,001 to 1 reverse stock split (the “Reverse Split”) immediately followed by a 1 to 4,001 forward stock split (the “Forward Split”, and together with the Reverse Split, the “Split”). The Proposed Transaction must be approved by a majority of the Unaffilated Shareholders present and voting at the special meeting (“Shareholder Approval”). As a result of the Reverse Split, shareholders holding fewer than 4,001 shares will receive $1.40 per pre-Reverse Split share in cash for their shares. Additionally, Purchasers will, as soon as reasonably practicable following Shareholder Approval, commence a tender offer to purchase all of the outstanding shares of common stock, except for shares owned by the Purchasers and that are not otherwise being purchased as a result of the Reverse Split described previously, at a price of $1.40 per share of common stock post-Split (the “Tender Offer”). The Proposed Transaction is not contingent on any financing conditions.

Scope of Analysis

In connection with this Opinion, we have made such reviews, analyses and inquiries, as we have deemed necessary and appropriate under the circumstances. Our due diligence with regards to the Proposed Transaction included, but was not limited to, the items summarized below.

1    .Conducted meetings with members of the senior management team of Semele at the offices of Airem Capital in St. Petersburg, Florida on October 28, 2003, including Jim Coyne, President, and Rick Brock, Chief Financial Officer;

2.    Reviewed Semele’s financial statements and SEC filings, including the annual report on Form 10-KSB for the year ended December 31, 2002 and quarterly report on Form 10-QSB for the nine months ended September 30, 2003;

3.    Reviewed agreement dated January 14, 2004 between the Company and the Purchaser (“Agreement”);

4.    Reviewed Ariston Corporation Trial Balance as of September 30, 2003;

5.    Reviewed Semele Detail of Book Value and Fair Market Value of assets by operating segment as of September 30, 2003;

6.    Reviewed First Amended and Restated Limited Partnership Agreement of BMIF/BSLF II Rancho Malibu Limited Partnership dated June 23, 2003;

7.    Reviewed Jones & Company real estate appraisal dated March 1, 2003;

8.    Reviewed Company prepared balance sheet for AFG Investment Trust A for the three months ended September 30, 2003;

9.    Reviewed Company prepared balance sheet for AFG Investment Trust B for the three months ended September 30, 2003;

10.    Reviewed AFG Investment Trust C financial statements and SEC filings, including the annual report on Form 10-KSB for the year ended December 31, 2002 and quarterly report on Form 10-QSB for the nine months ended September 30, 2003;

        11.     Reviewed AFG Investment Trust D financial statements and SEC filings, including the annual report on Form 10-KSB for the year ended December 31, 2002 and quarterly report on Form 10-QSB for the nine months ended September 30, 2003;

      12.  Reviewed MILPI Holdings LLC audited financial statements for the year ended December 31, 2002;

13.    Reviewed SEC filings related to MILPI Holdings LLC’s acquisition of PLM including: (1) Tender Offer dated December 29, 2000 and related amendments thereto, (2) Proxy Statement dated December 21, 2001 related to 17% of PLM stock not previously tendered;

14.    Reviewed Proxy Statement dated November 25, 2002 related to the sale of AFG Investment Trust A’s interest in MILPI Holdings LLC;

15.    Reviewed Proxy Statement dated November 25, 2002 related to the sale of AFG Investment Trust B’s interest in MILPI Holdings LLC;

16.    Reviewed KPMG Valuation Report dated January 1, 2002 regarding MILPI Holdings LLC;

17.    Reviewed Imperial Capital LLC’s fairness opinion letter dated December 1, 2003 to AFG Investment Trust C and AFG Investment Trust D (the “Trusts”) regarding the consideration to be received by the Trusts in connection with the sale of 100% of the Trust’s membership interests in MILPI Holdings LLC;

18.    Reviewed financial statements of DSC/Purgatory LLC for the year ended April 30, 2003;

19.    Reviewed financial statements of Mountain Springs – Kirkwood LLC for the year ended April 30, 2003;

20.    Reviewed Draft Purchase and Sale Contract between AFG Realty Corporation and Intrepid Real Estate, LLC;

21.    Reviewed AFG International Partners Limited Partnership I Operating Agreement dated September 14, 1994, and related amendments thereto;

22.    Reviewed AFG International Partners Limited Partnership II Operating Agreement dated November 1, 1994, and related amendments thereto;

23.    Reviewed Amended and Restated Operating Agreement of EFG Kirkwood LLC dated May 1, 1999;

24.    Reviewed Mountain Springs Resorts LLC Operating Agreement dated October 24, 2002;

                        25.            Reviewed minutes of the Board of Directors from November 21, 2000 through February 4, 2003;
             26.            Reviewed minutes of the Special Committee of the Board of Directors from February 6, 2002 through October 9, 2002;

                        27.            Reviewed Marshall & Stevens Fair Market Valuation of Equity Interests Held by AFG Investment Trust A and Trust B in EFG Kirkwood LLC as of December 31, 2002.

28    .Reviewed letter from James A. Coyne dated October 22, 2003 to Joseph W. Callaway of Wilmington Trust Company, as liquidating trustee of AFG Investment Trust A Liquidating Trust and AFG Investment Trust B Liquidating Trust, regarding Equis II Corporation’s revised offer to purchase the trusts’ ownership interests in EFG Kirkwood and related interests in EFG Palisades;

29.    Reviewed First Allonge to Promissory Note dated September 4, 2003 between Semele and Equis Financial Group LP (original principal amount of $10,450,000);

30.    Reviewed Fourth Allonge to Promissory Note dated September 4, 2003 between Semele and GDE Investment Corporation (original principal amount of $8,224,667);

31.    Reviewed Fourth Allonge to Promissory Note dated September 4, 2003 between Semele and James A. Coyne (original principal amount of $4,915,333);

32.    Reviewed Fourth Allonge to Promissory Note dated September 4, 2003 between Semele and GDE Investment Corporation as successor in interest to Zoe P. Engle Trust (original principal amount of $365,000);

33.    Reviewed Fourth Allonge to Promissory Note dated September 4, 2003 between Semele and GDE Investment Corporation as successor in interest to Sydney Peyton Engle Trust (original principal amount of $365,000);

34.    Reviewed Fourth Allonge to Promissory Note dated September 4, 2003 between Semele and GDE Investment Corporation as successor in interest to Kristen Engle Trust (original principal amount of $365,000);

35.    Reviewed Fourth Allonge to Promissory Note dated September 4, 2003 between Semele and GDE Investment Corporation as successor in interest to Staci Albury Trust (original principal amount of $365,000);

36.    Analyzed the historical trading price and trading volume of Semele’s common stock;

37.    Reviewed internal Company documents regarding organizational and equity ownership structure; and

38.    Reviewed certain other relevant, publicly available information, including economic, industry, and investment information.

Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular.

Duff & Phelps did not make any independent evaluation, appraisal or physical inspection of the Company’s solvency or of any specific assets or liabilities (contingent or otherwise). This Opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of the Company’s credit worthiness or otherwise as tax advice or as accounting advice. In rendering this Opinion, Duff & Phelps relied upon the fact that the Special Committee and the Company have been advised by counsel as to all legal matters with respect to the Proposed Transaction, including whether all procedures required by law to be taken in connection with the Proposed Transaction have been duly, validly and timely taken; and Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.

In preparing its forecasts, performing its analysis and rendering its Opinion with respect to the Proposed Transaction, Duff & Phelps (i) relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including Company management, and did not attempt to independently verify such information, (ii) assumed that any estimates, evaluations and projections furnished to Duff & Phelps were reasonably prepared and based upon the last currently available information and good faith judgment of the person furnishing the same, and (iii) assumed that the final version of all documents reviewed by us in draft form conform in all material respects to the drafts reviewed. Duff & Phelps’ Opinion further assumes that information supplied and representations made by Company management are substantially accurate regarding the Company and the Proposed Transaction. Neither Company management nor the Special Committee placed any limitation upon Duff & Phelps with respect to the procedures followed or factors considered by Duff & Phelps in rendering its Opinion.

In our analysis and in connection with the preparation of this Opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction. Duff & Phelps has also assumed that all of the conditions precedent required to implement the Proposed Transaction will be satisfied and that the Proposed Transaction will be completed in accordance with the Agreement as of January 14, 2004.

The basis and methodology for this Opinion have been designed specifically for the express purposes of the Special Committee and may not translate to any other purposes.

Duff & Phelps has prepared this Opinion effective as of January 14, 2004. The Opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of such date, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of Duff & Phelps after the date hereof. Notwithstanding and without limiting the foregoing, in the event that there is any change in any fact or matter affecting the Opinion after the date hereof and prior to the completion of the Proposed Transaction, Duff & Phelps reserves the right to change, modify or withdraw the Opinion.

It is understood that this Opinion is for the information of the Special Committee in connection with its consideration of the Proposed Transaction and may not be used for any other purpose without our prior written consent, except that this Opinion may be included in its entirety in any filing made by the Company in respect of the Proposed Transaction with the Securities and Exchange Commission. In addition, this Opinion is not a recommendation as to how any shareholder should vote or act with respect to any matters relating to the Proposed Transaction, or whether to proceed with the Proposed Transaction or any related transaction, nor does it indicate that the consideration paid is the best possible attainable under any circumstances. The decision as to whether to proceed with the Proposed Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which this Opinion is based.

You may summarize or otherwise reference the existence of this Opinion in any proxy statement or other document distributed to shareholders of the Company in connection with the Proposed Transaction or required by law or regulation to be filed with the Securities and Exchange Commission, provided that any such summary or reference language shall be subject to prior approval by Duff & Phelps. Said approval shall not be unreasonably withheld. Except as described above, without our prior consent, this Opinion may not be quoted or referred to, in whole or in part, in any written document. Notwithstanding anything to the contrary contained herein or in any other agreement between the parties hereto, both Duff & Phelps and the Company (and each of their employees, representatives or other agents) may disclose to any and all persons, entities and governmental bodies, without limitation of any kind, the “tax treatment” and “tax structure” (in each case within the meaning of Treasury Regulation Section 1.6011-4) of the transactions contemplated herein.

Conclusion

Based upon and subject to the foregoing, Duff & Phelps is of the opinion that the $1.40 per share cash consideration to be received by the Unaffiliated Shareholders as a result of the Reverse Split is fair to the Unaffiliated Shareholders of Semele, from a financial point of view, (without giving effect to any impacts of the Proposed Transaction on any particular shareholder other than in its capacity as a shareholder) and the $1.40 per share cash consideration to be received by the Unaffiliated Shareholders as a result of the Tender Offer is fair to the Unaffiliated Shareholders of Semele, from a financial point of view, (without giving effect to any impacts of the Proposed Transaction on any particular shareholder other than in its capacity as a shareholder).

Respectfully submitted,

Duff & Phelps, LLC

JSS:oab

The Letter of Transmittal and certificates evidencing Company Common Stock and any other required documents should be sent or delivered by each shareholder or his, her or its broker, dealer, commercial bank, trust company or other nominee as follows:

TO:

Mr. James A. Coyne

BY MAIL, OVERNIGHT DELIVERY, OR BY HAND:

c/o Semele Group, Inc.
200 Nyala Farms
Westport, Connecticut 06880
FOR FACSIMILE TRANSMISSION OF THE NOTICE OF GUARANTEED DELIVERY
OR LETTER OF TRANSMITTAL

(203) 341-9988

TO CONFIRM FACSIMILE TRANSMISSION ONLY:

(203) 341-0555

OTHER INFORMATION:

Any questions or requests for assistance or additional copies of the Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent at its telephone number and location listed below. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

The Altman Group, Inc.
1275 Valley Brook Avenue
Lyndhurst, NJ 07071
(866) 467-7699 (call toll free)

Exhibit (a)(1)(viii)

THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES. THE OFFER IS MADE SOLELY BY THE OFFER TO PURCHASE, DATED JULY 29, 2004, AND THE RELATED LETTER OF TRANSMITTAL (AND ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND IS BEING MADE TO ALL HOLDERS OF SHARES. THE OFFER IS NOT BEING MADE TO (NOR WILL TENDERS BE ACCEPTED FROM OR ON BEHALF OF) HOLDERS OF SHARES IN ANY JURISDICTION IN WHICH THE MAKING OF THE OFFER OR THE ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION. IN ANY JURISDICTION WHERE THE SECURITIES, BLUE SKY OR OTHER LAWS REQUIRE THE OFFER TO BE MADE BY A LICENSED BROKER OR DEALER, THE OFFER SHALL BE DEEMED TO BE MADE ON BEHALF OF MESSRS. GARY D. ENGLE AND JAMES A. COYNE BY ONE OR MORE REGISTERED BROKERS OR DEALERS LICENSED UNDER THE LAWS OF SUCH JURISDICTION.

Notice of Offer to Purchase for Cash
All Outstanding Shares of Common Stock of
Semele Group, Inc. at
$1.40 Per Share by
Gary D. Engle
and James A. Coyne

Messrs. Engle and Coyne are offering to purchase all of the outstanding shares of the common stock, par value $.10 per share (the “Shares”), of Semele Group, Inc., a Delaware corporation (the “Company”), that are issued and outstanding and not owned by Messrs. Engle and Coyne or their affiliates (approximately 204,459 shares), at a purchase price of $1.40 per share in cash and without interest. The Offer is being made by Messrs. Engle and Coyne upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 29, 2004 and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, SEPTEMBER 28, 2004, UNLESS THE OFFER IS EXTENDED.

The Offer may be terminated upon the occurrence of, among other things: (i) any action taken, or any statute, rule, regulation, injunction, interpretation, judgment, order or decree enacted, enforced, promulgated, issued or deemed applicable to Messrs. Engle and Coyne, the Company, the Offer or the reverse stock split, by any court, government or governmental entity; (ii) the Company shall have breached or failed to perform in any material respect any of its covenants or agreements under the agreement between Messrs. Engle and Coyne and the Company, or any of the representations and warranties of the Company set forth in such agreement shall not be true and correct; and (iii) a tender offer or exchange offer for more than 50% of the issued and outstanding Shares of the Company shall have been made or publicly proposed by a third party for a price in excess of $1.40.

The Offer is being made pursuant to the terms of an agreement, dated as of January 14, 2004, among the Company and Messrs. Engle and Coyne (the “Agreement”). The Agreement stipulates that following a stock split approved by the shareholders of the Company that will take the Company private, Messrs. Engle and Coyne shall make a tender offer. The split was approved by the shareholders of the Company on June 29, 2004. On July 9, 2004, the Company filed for termination of registration of Company Common Stock. The purpose of the Offer is intended to provide potential liquidity to unaffiliated shareholders who continue to hold Shares after the consummation of the stock split. A special committee of the Company’s Board of Directors authorized and approved the Agreement.

For purposes of the Offer, Messrs. Engle and Coyne will be deemed to have accepted for payment (and thereby purchased) Shares validly tendered and not properly withdrawn as, if and when Messrs. Engle and Coyne give oral or written notice of acceptance for payment of Shares pursuant to the Offer. Messrs. Engle and Coyne shall pay for all Shares validly tendered and not withdrawn promptly following the acceptance of such Shares for payment pursuant to the terms and subject to the conditions of the Offer. Under no circumstances will interest be paid by Messrs. Engle and Coyne, regardless of any extension of the Offer or any delay in making such payment. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by Mr. Coyne of (i)  certificates evidencing such Shares or timely confirmation of a book-entry transfer of such Shares into the Depository Trust Company (“DTC”) pursuant to the procedures set forth in the Offer, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal and (iii) any other documents required under the Letter of Transmittal.

The Offer expires at 12:00 Midnight, New York City time, on Tuesday, September 28, 2004, unless and until Messrs. Engle and Coyne shall have extended the period of time during which the Offer is open. Subject to the terms of the Agreement and the applicable rules and regulations of the U.S. Securities and Exchange Commission, Messrs. Engle and Coyne reserve the right, in their sole discretion, at any time and from time to time to extend the period of time during which the Offer is open by giving written notice of such extension to each record holder of Shares and such extension will be publicly announced by a press release issued no later than 9:00 a.m., Eastern Standard Time, on the next business day after the scheduled expiration date. A subsequent offering period will only be available at the discretion of Messrs. Engle and Coyne.

Tenders of Shares made pursuant to the Offer are irrevocable except that such Shares may be withdrawn at any time prior to the expiration of the Offer (or such later date as may apply if the Offer is extended). If Messrs. Engle and Coyne extend the Offer, or are delayed in their acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to their rights under the Offer, they may, nevertheless, retain tendered Shares, and such Shares may not be withdrawn except to the extent that such tendering shareholder is entitled to withdrawal rights under the Offer, subject to Rule 14e-1(c) under the Securities and Exchange Act of 1934, as amended. Any such delay will be by an extension of the Offer to the extent required by law.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if share certificates are submitted evidencing more Shares than are tendered, share certificates evidencing unpurchased Shares will be returned, without expense to the tendering shareholder (or, in the case of Shares delivered by book-entry transfer pursuant to the procedures set forth in the Offer to Purchase, such Shares will be credited to the account at DTC), as promptly as practicable following the expiration or termination of the Offer.

The receipt by a shareholder of the Company of cash for Shares pursuant to the Offer will be a taxable transaction for United States federal income tax purposes, and may also be a taxable transaction under applicable state, local, or foreign tax law. All shareholders are urged to consult their own tax advisors as to the particular tax consequences to them of the Offer.

The information required to be disclosed by Rule 14d-6(d)(1) of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended is contained in the Offer and is incorporated herein by reference.

The Offer to Purchase, the related Letter of Transmittal and other related materials are being mailed to record holders of Shares.

The Offer to Purchase and the related Letter of Transmittal contain important information which should be read carefully before any decision is made with respect to the Offer.

Questions and requests for assistance and requests for copies of the Offer to Purchase and the related Letter of Transmittal and all other tender off materials may be directed to the Information Agent, the Altman Group, Inc., 1275 Valley Brook Avenue, Lyndhurst, NJ 07071, (201) 460-1200 or toll-free (866) 467-7699. Messrs. Engle and Coyne will not pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Shares Pursuant to the Offer.